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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549
                           Amendment No. 2 to FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        PATH 1 NETWORK TECHNOLOGIES INC.
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             (Exact name of registrant as specified in its charter)

          DELAWARE                                    13-3989885
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(State or other jurisdiction of
incorporation or organization)             (I.R.S. Employer Identification No.)

  3636 NOBEL DRIVE, SUITE 275, SAN DIEGO, CA                 92122
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  (Address of principal executive offices)                 (Zip Code)

    Registrant's telephone number, including area code   (858) 450-4220

Securities to be registered pursuant to Section 12(b) of the Act:


    Title of each class                       Name of each exchange on which
    to be so registered                       each class is to be registered
-----------------------------------        ------------------------------------
            N/A                                            N/A

Securities to be registered pursuant to Section 12(g) of the Act:


                CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                                (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

BUSINESS

OVERVIEW

         We believe there will be, over the next several years, a significant increase in the number of audio, video and telephony transmissions over the Internet, and that there will be a market for products which can enable wired data transmission networks to handle equally adeptly each of these kinds of transmissions. It is our goal to position ourselves at the forefront of this movement through the introduction of products based on our proprietary TrueCircuit -TM- technology. Our TrueCircuit technology is capable of enabling the efficient transmission of all communications over a single network and bringing high-level quality of service (QoS) and real-time audio, video and telephony capabilities to the Internet and to standard Internet Protocol (IP) networks. Our intended real-time data delivery product line for business and, ultimately, the home would have the potential to change the way video content is produced and delivered. TrueCircuit would enable the producer of the video to transmit the video digitally over an Ethernet network to editors, who would receive it with negligible latency or jitter. This allows for the replacement of the current method of using analog video and facilitates a 100% digital approach to video production, distribution, editing and broadcast. Businesses and ultimately, homes can then receive digital video over the Internet. In addition, TrueCircuit will ensure that a phone call placed over the Internet will be delivered as reliably as calls made over today's telephone network by guaranteeing the same end-to-end quality of service presently provided by existing telephone networks. Among other benefits, our intended products would also enable improved interaction of computers, telephone equipment, video equipment and network appliances.

         As it operates today, IP (which is simply a common set of procedures, conventions and rules to link together computers and information across the world) fragments information into packets of data and automatically routes these packets to their correct destination via intermediate switching nodes called IP routers. This process, known as "packet-switching", does not ensure that packets will arrive in the same order in which they were sent, or that they will arrive at their destinations in a timely manner.

         Packet-switching works best for transmission of data, which is tolerant of packet re-ordering and large variations in transmission time (known as "jitter"). Jitter causes the recipient of an audio or video transmission to experience a jerky or otherwise imperfect signal, or lengthy download times as packets respectively arrive. In contrast, the transmission of real-time signals, including audio and video, requires timely, predictable and consistent delivery. Traditional telephone networks use "circuit-switching" to meet the needs of real-time audio signals. Circuit-switching ensures that a communications signal always has a consistent, fixed point-to-point path, or "channel", from source to destination. Because circuit-switching maintains a constant route, it minimizes end-to-end delays and jitter. However, traditional circuit-switching is not practical for many of today's Internet uses due to its relatively rigid and inflexible structure.

         Our technology addresses the inherent deficiencies of packet-switching as applied to transmission of real-time signals by superimposing a circuit-switched infrastructure on standard IP networking, while maintaining full compatibility with existing IP networks.

         Although we do not have products ready for sale in the marketplace, we have developed our core software and hardware technology, TrueCircuit, and completed production of a first generation of prototype equipment containing this proprietary TrueCircuit technology. The TrueCircuit Multimedia Gateway, our initial product, is currently in limited production and undergoing beta-test field evaluation with several companies. As further discussed in this section, we have several other proposed products at various stages in the developmental process. We intend to continue to pursue development and introduction of our proposed products into wide area networks
(WANs), local area networks (LANs), metropolitan area networks (MANs), and the Home Networking Market, which includes television, telephone, personal computers and home security systems.

INDUSTRY BACKGROUND

         CONVERGENCE - AN INTERNET MARKET OPPORTUNITY

         The ability to utilize intranets and the Internet to make clear, high-quality telephone calls and transmit live, high-quality video is almost a reality. Many companies around the world currently produce equipment that interface standard telephone and video equipment with computer data networks, including the Internet. However, without the QoS guarantees offered by TrueCircuit, there is currently degradation in audio and video data transported over computer networks. TrueCircuit can transport the audio, video, telephony and other real-time data streams over computer networks without the latency and jitter these networks currently experience. As such, TrueCircuit can deliver the quality of real-time data over computer networks that can facilitate the realization of the Internet as the transmission network for the multimedia industry.


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         There are strong incentives for companies to merge all of their communication activities over a network of wires, including for data, voice, video and control. Currently, companies employ several separate networks throughout an enterprise -- telephone, computer, security and fire protection. By combining these, an organization would incur the cost of installing and maintaining only one network, rather than several separate networks, each of which would require capital outlay and staffing.

        Known as "convergence," a shift to a single network would allow these companies to take full advantage of the significant cost savings and increased throughput that computer networks provide. Network convergence technology enables the merging of disparate digital information such as full-motion video, still video images, audio, telephony and business data over the same network infrastructure (as compared to the use of separate networks for separate applications, e.g. using a telephone network to place a telephone call). The emergence of this network convergence technology has largely been made possible by the move from analog to digital technology in all forms of media. Our TrueCircuit technology facilitates efficient convergence, enabling disparate services to be carried without disruption, and meets the specific technical requirements of each service in their combined carriage over LANs, MANs, and WANs.

         In addition to cost savings, we intend that "convergence" products developed using our TrueCircuit technology could provide enhanced quality to IP networks in businesses and at home by enabling real-time audio, video and telephony to be delivered over a single IP network with the equivalent of "circuit-switched" QoS. QoS, a recognized industry term, is simply a statement of a technology's capabilities in transporting information across a network. The term "QoS" can pertain to one or more factors (e.g. latency, jitter or throughput) relating to quality of data transport across a network. Our "circuit-switched" QoS specifications cover the following key factors:
(i) jitter, (ii) latency (which is the delay in transmission of an information packet from source to destination across a network), (iii) reliability (which is defined as the percentage of packets that are delivered across the network), (iv) sequence (which is defined as delivery of packets of information in the correct order), and (v) throughput (which is defined as the consistent transport and delivery of a certain specified level of information packets per second). Thus, when we state that TrueCircuit can provide "circuit-switched" QoS, it means that our intended products will minimize jitter and latency and assure sufficient sequence, reliability and throughput capabilities so as to enable DVD-quality video, CD-quality radio, telephony and other time-critical information to all be transported simultaneously, alongside non-real-time data, over one IP network.

         THE NEED FOR A SOLUTION

         Computer data is tolerant of packet-switching jitter and other QoS problems because computer data does not require real-time delivery; it does not matter when or in what order the packets arrive. In contrast, real-time services (e.g. voice, audio and live, interactive video) require timely, predictable and consistent delivery. As a result of current network systems' packet-switching jitter and other QoS problems, multimedia and other time critical transmissions experience long delays and degradation. Therefore, IP network systems cannot currently provide the convergence of real-time voice, high-fidelity audio, and live, interactive video services with computer data over a single network.

         Delays and delivery problems currently associated with real-time transmission result from the collision of packets carrying data when network traffic volume is high. With existing IP computer networks, there is a lack of an effective traffic management infrastructure to eliminate such collisions. Despite this deficiency, IP has become the de facto standard for computer networks. Within LANs, the vast majority of computers communicate via IP networks, such as Ethernet, the most prevalent of local IP networks. Within WANs, most computers communicate using IP switching over ATM/SONET links, which are circuit-switched networks. Furthermore, major telecomm vendors, such as Cisco, IBM, the Bell Companies and Enron have publicly indicated that they plan to move to IP-only equipment -- entirely eliminating ATM from their networks -- because IP systems are less costly.

         Our TrueCircuit technology responds to the need to enable packet-switched IP networks to provide high-quality, real-time transmissions by coordinating the transport of packets across the network to eliminate or minimize delays and unreliable delivery. In this regard, we believe our TrueCircuit technology can make available the best of both worlds - the reliability and speed of circuit-switched networks along with the data carrying capability and low cost of IP networks.


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      As the demand for real-time network services grows, the traffic control of the transmitted information becomes increasingly important. Congestion of information packets at points of contention (bottlenecks in a network), results in QoS failures, as these information packets are forced to "queue" at those points of contention rather than proceeding without delay to their destinations. The greater the bandwidth demanded by a particular traffic stream, the higher the potential for service degradation, with packet collisions rising as the network utilization increases. This is evidenced by delays and degradation of the images, sound and other real-time data that are transmitted. In a simple analogy, the packets can be likened to cars competing for space on a crowded freeway leading to their destination. Collisions and delays are difficult to avoid in such circumstances; however, timing and control systems such as express lanes, ramp meters which time the car's access to the freeway and changeable message signs that coordinate more expeditious routing can substantially reduce delays and collisions. Similarly, our TrueCircuit technology provides the timing, channels and coordination that eliminate or minimize the delays and collisions of packets across the network from source to destination.

         Thus, TrueCircuit's mechanism for a coordinated flow of real-time packets to avoid points of network contention has the ability to help improve QoS and permit multiple, simultaneous uses of the network (i.e., computer traffic, voice and video).

         The elimination or avoidance of bottlenecks in the network would also reduce the need for queuing at network nodes because the time critical-data would be transported over dedicated channels, leaving the remaining bandwidth for non-time-critical data. This should enable businesses to reduce network equipment costs, as a result of increased utilization of networks at any given capacity level.

         Bandwidth demands continue to grow due to technological innovations and new applications. Unless bandwidth supply significantly exceeds bandwidth demand (a scenario that no one foresees), there will always be bottlenecks if packet traffic flow is not coordinated. Therefore, increases in bandwidth supply notwithstanding, there will continue to be a need for solutions such as those offered by TrueCircuit technology. As more and more high-speed corporate LANs connect to slower external WANs, and as newer high-speed networks link to existing, slower ones, bottlenecks will continue to rise at points of ingress from the faster networks to the slower ones. These networks will saturate, again resulting in increased congestion. And within LANs shared by many users across different organizations, competing demands for the network's available bandwidth supply causes packet collisions that degrade the quality of service provided over the network. We believe our proposed products, based on our proprietary TrueCircuit technology, will be able to effectively address the problem of increased demand at a given level of bandwidth supply by coordinating the flow of packets end-to-end.

         Services that are dependent on time-critical data stand to benefit the most from TrueCircuit -TM- technology's QoS solution. These include:

         -        IP telephony

         -        Video distribution

         -        Transaction processing

         -        Security systems

         -        Data acquisition and control

         -        Factory floor automation

         We demonstrated a prototype of the TrueCircuit Multimedia Gateway
(TMG), a proof-of-concept product, at the Networld+Interop trade show held at Las Vegas in May 1999. This show exposed us to potential customers, including telecommunications services providers, systems integrators and other equipment manufacturers that might incorporate TrueCircuit in future network products. No direct business was generated from our appearance at this trade show. However, the demonstration of our technology at this show provided us with positive feedback from


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industry representatives such as Intel, Panasonic and the Department of the
Navy regarding TrueCircuit's ability to solve QoS problems which currently inhibit the convergence of real-time audio, video and telephony and non-real-time data over IP networks.

SERVICES

         THE PATH 1 SOLUTION: TRUECIRCUIT-TM-

         As networks integrate and become faster, we expect there will be an increased demand for real-time services (e.g., telephone and video conferencing) driven by new applications and ever-increasing expectations on the part of business and consumers. Real-time services require predictability and minimal delays from end-to-end. Our technology satisfies these requirements and because it has been designed to industry standards and protocols, is compatible with today's IP networks.

         TrueCircuit, our core technology, is a software and hardware-based solution for managing network traffic that is, at its essence, a method (or algorithm) for the transmission of data on a real-time basis over IP networks. TrueCircuit software is developed to interface with the specific hardware and infrastructure systems on which it will be hosted. For example, the software can be tailored to operate with a wireless infrastructure, twisted pair telephone wiring or fiber optic cable. TrueCircuit addresses the fundamental issue of network traffic management by creating a separate dedicated channel for each real-time stream -- isolating each stream from other real-time streams and the non-real-time data traffic. These dedicated, end-to end channels, technically termed "isochronous" channels, provide a means of carrying real-time data and ensuring the fast, regular and timely delivery of packets end-to-end across the network. In addition, TrueCircuit has a dynamic allocation system which sets up channels for the bandwidth required for a specific stream of data and then "eliminates" the channel when it is no longer needed. This allocation scheme maximizes the productivity of a network, providing bandwidth only as required, as compared with systems that allocate fixed bandwidth, which cannot adapt to continuously changing requirements.

         TrueCircuit works with the existing wiring of a standard Internet Protocol (IP) network. This compatibility would benefit potential customers such as, for example, Internet Service Providers (ISPs), who by using TrueCircuit-based products will have the ability to provide their customers with "circuit-switched" QoS for the transmission of real-time signals within an IP network. Without such traffic management, there would be visible delays and degradation of sound and images transmitted over a network.

         TrueCircuit can be implemented cost effectively because it is compatible with already-installed legacy equipment. As such, the end user does not have to incur the cost of installing an entirely new network. When IP networks that are shared across a corporation, such as Ethernet LANs, are conditioned with TrueCircuit, collisions for real-time traffic can be eliminated, thereby unlocking the full potential of the existing IP/Ethernet computer network infrastructures.

         Ethernet (the name commonly used for Institute for Electrical and Electronic Engineering (IEEE) 802.3 CSMA/CD, which is a standard that defines the implementation of an Ethernet network) is the dominant cabling and low-level data delivery technology used in LANs and is also used for MANs and WANs. First developed in the 1970s, it was published as an open standard by DEC, Intel, and Xerox (or DIX) and later described as a formal standard by the IEEE. TrueCircuit`s ability to provide "circuit-switched" QoS for real-time multimedia over this most prevalent cabling in the industry provides considerable market growth opportunity for Path 1.

         Furthermore, our management is currently unaware of any other technology that can deliver the "circuit-switched" QoS directly over IP networks that is made possible by our patent pending technology. As a result, we are well positioned to capitalize on emerging telecommunications technology that are rapidly moving toward convergence of real-time multimedia over IP, as the network of choice.

         Some of our intended products based on our TrueCircuit technology could also offer significant advantages for ISPs by making new billing approaches possible, such as call-based and/or class-based billing, rather than just packet-based or flat-rate billing systems that are currently in use. The fast, automatic set-up and tear-down of dedicated end-to-end communication channels allows ISPs to adopt a telephone company


                                        5
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billing model based on actual usage, if desired. Furthermore, some of our intended products based on our TrueCircuit technology could be able to provide an immediate measurement of the true cost of an end-to-end channel as the sum of the per-link utilization of a route. This metering capability of TrueCircuit not only provides a mechanism for ISPs to offer new toll services, but also provides the practical basis for economic rationing of toll services.

PRODUCTS

         In developing our intended products, we have focused our resources on the most formidable QoS challenge: delivery of low-latency, high-quality video over Ethernet/IP networks, with a special emphasis on Gigabit Ethernet/IP networks, using Internet-compatible QoS protocols (these protocols are in essence a message format for asking equipment on a network to provide QoS at the level specified in the message). Those products intended to meet this challenge include Gigabit Ethernet switches and broadcast-quality video transport and interfaces. In addition, with an eye toward packaging TrueCircuit for licensing and incorporation into third party products, we have designed our TrueCircuit technology to consist of easy-to-incorporate packages consisting of a reference design, a chip-set, and firmware application-programming-interfaces (APIs).

         To help in the initial marketing of TrueCircuit-based products, we have also developed the TrueCircuit Multimedia Gateway to showcase the ease of implementation and other advantages of our technology.

         The following presents a number of Path 1 TrueCircuit-based products planned for development and introduction to the market during the second half of 2000 and the first half of 2001.

         TMG -TRUECIRCUIT MULTIMEDIA GATEWAY

     We are currently re-designing our TrueCircuit Multimedia Gateway (TMG) prototype in order to build in video capabilities and to reduce its cost of production. We plan to release this new version during the third quarter of 2000 as TMGII. The TMG has been successfully beta tested for delivery of high fidelity telephony between different locations in the City of San Diego, and is functional for video capabilities (when used in conjunction with an external module that we have prototyped) and Internet access as well. However, due to the TMG's high production cost, it will not be productized or marketed; the TMGII, because of its expected lower production cost, will take the TMG's place.

     After we complete testing of the TMGII, we plan to send it to a certification laboratory (such as Product Safety Engineering Incorporated in Tampa, Florida) for FCC certification. The findings from this certification testing process might require us to effect a design change in the TMGII; however, we do not expect that the certification process and possible design change will delay the final productization of the TMGII by more than one month. This possible one month delay has been incorporated into the planned release schedule for the TMGII in third quarter 2000.

     We plan to target the TMGII to the communications and networking needs of hotels and multi-tenant apartment buildings. The TMGII is designed to allow Internet access, video-on-demand and telephone access, all through a single, standard telephone wire. We plan to sell this product in volume through system integrators that specialize in the installation of telephone and video-on-demand services for this market. CAIS Internet, one such system integrator, has expressed interest in reselling the TMGII into this target market. No agreement yet exists between us and CAIS Internet; negotiations are presently in the exploratory stages.

     The TMGII would be housed in a box approximately 9" x 1 1/2" x 6 1/2." We plan for it to have a serial port, one telephone jack, one Ethernet jack for a local computer connection, a telephone jack for external Internet access, and a video output jack.

         PS1/PS100 - TRUECIRCUIT  NETWORK SWITCHES

         These network switches would be components of a LAN and would provide the capability to operate computers, telephones, video and audio equipment on high-speed and very-high-speed LANs, enabling multiple users to operate in a shared network with access to common data bases and services. The target market for the PS100 (100 megabit) switch would be small to medium-size businesses and high-end consumers. The PS1(Gigabit) switch would be intended for the professional environment such as large offices, television stations, post-production companies and advertising agencies. It is expected that this product will be sold through system integrators or direct to large end-users. The higher capacity of the PS1 allows it to support up to 400 simultaneous video streams.

     The PS1 and PS100 TrueCircuit Network Switches are currently in the development stage. We plan to have beta units of the PS100 for testing in the later part of third quarter 2000. Because the PS1 would operate at higher speeds and is more complex in its design than the PS100, we expect beta units of the PS1 to be ready at the end of second quarter or beginning of third quarter 2000.

         PG1 - TRUECIRCUIT GIGABIT ETHERNET PROFESSIONAL VIDEO INTERFACE

         PG1 is being designed for business networks and would provide an efficient method of connecting different services such as video, audio, telephony and data onto a single high speed Gigabit LAN. The product would be aimed at professional, multi-user LANs that require fast access to common real-time databases required by television networks for newsgathering, commercial / feature editing, program contribution and distribution, distance education and other professional network applications. PG1 would also allow simultaneous access to related computer data and telephony or videoconferencing between users on the network. PG1 would be a high-value, high-margin product designed to be affordable in a less price sensitive market segment. PG1 would be a complementary product to PS1. Both products would be used in professional multimedia networks.

         The PG1 is currently in early testing. Its functionality was demonstrated at the National Association of Broadcasters conference in Las Vegas on April 10, 2000. The True Circuit technology incorporated into the PG1 is subject to an exclusive license (even as to us) in favor of Leitch for sale into the professional broadcast video market. Leitch can either develop its own version of the PG1 or can purchase the PG1 from us for sale into this target market. We are currently in preliminary negotiations with Leitch to enter into a distribution agreement pursuant to which we would develop and produce the PG1 for sale and distribution by Leitch. We also retain the right to sell the PG1 into markets other than the professional broadcast video market. Additional development will be required before the PG1 is ready for product shipment. We expect to be able to begin shipment of the PG1 during third quarter 2000.

         DOTCAM -TM-  DIGITAL TV CAMERA WITH TRUECIRCUIT


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         Development of this product is the result of cooperation with a leading industrial television camera manufacturer, who recognized the need to provide efficient direct access from its cameras to Ethernet LANs.

         The addition of TrueCircuit technology to an industrial TV camera would enable video, audio and control data to be accommodated on a single circuit, which would lower the cost, improve performance and simplify the operation of industrial applications such as surveillance at airports, prisons and processing plants. There is also an identified need for dotCAM in distance education.

         We anticipate that we would derive revenue from the TrueCircuit card or module fitted inside each dotCAM camera. We also plan to develop a "spin-off" interface product that could be sold into a wider market. This interface product would provide the capability to connect any type of video camera to an Ethernet network.

         The dotCAM is expected to be marketed via original equipment manufacturers (OEMs) and system integrators.

     The dotCam has been prototyped but further development work will be required before it is productized. We intend to have the first units of the dotCam product ready for shipment in third quarter 2000.

         PMMI PATH 1 NETWORK MANAGER

         PMMI would be an Internet web-compatible software package that would enable users to configure, operate and monitor TrueCircuit products such as the PG1 Multimedia Gateway and PS1 Gigabit Ethernet Switch.

         PMMI would provide a graphical user interface (GUI) with computer-generated screens that provide clear instructions on how to configure, control and monitor each TrueCircuit component in the network.

         PMMI would be licensed to customers on a site-by-site basis, with software support and upgrade options providing added revenue. The Network Manager would be supplied direct to large professional users, or through system integrators and OEMs.

     We plan to have the intended PMMI product function with our intended PG1 prototype. We expect the PMMI to be productized and ready to ship along with the PG1 in third quarter 2000.

MARKET

       Although the market for the intended TrueCircuit-based products and technology is global, we will initially center our marketing efforts on the rapid move toward IP networking in the US. Should we be successful in marketing and selling our product in the US, we anticipate that we will expand such marketing and sales efforts to include Europe, where there is the same need for technology that facilitates convergence of disparate digital information (e.g. full-motion video, audio and telephony).

         In the United States, the market for network infrastructure equipment is dominated by a few large competitors, including companies such as Cisco Systems, Lucent Technologies, Nortel Networks, and 3Com Corporation, which are the main players in the US market. These companies have announced their intention to offer technology for network convergence. They will either attempt to develop technology themselves or procure it from others. Therefore, they are potentially powerful competitors to Path 1 as well as potentially significant customers.

         Our TrueCircuit technology can be provided as licensed intellectual property, as a chip-set and reference design for integration, or as a component of an overall system, or can be embedded in our own intended TrueCircuit hardware products.

         LOCAL AREA NETWORK (LAN) APPLICATIONS AND GATEWAYS

         LANs, which share data across an organization, are the largest initial market we expect to target with our technology. TrueCircuit can benefit LANs by managing the flow of integrated real-time and data services (e.g., video, audio, telephony and Internet access). We then plan to migrate our technology to MANs and WANs.

         Internet Service Providers (ISPs) can particularly benefit from our technology as applied to the LAN market. In addition to the "circuit-switched" QoS provided for real-time data, TrueCircuit provides ISPs with a metering capability, as described in the Services section.

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         Hotels, multi-tenant apartment buildings, businesses in the publishing, broadcasting, entertainment, marketing and public relations areas, and even aircraft have immediate demand for carrying real-time services over their computer networks. Integrated service, multimedia gateway devices, if built around TrueCircuit, would for the first time have the ability to tie together all major communications services - video, telephone, and Internet access - through the existing phone or cable wiring.

         TrueCircuit technology has the ability to manage all such services within a standard LAN with no degradation in signal quality because of its ability to transport each real-time transmission over its own dedicated channel from end-to-end, thereby almost entirely eliminating the collisions inherent in a standard network, where real-time and non-real-time data compete for transmission over the same network.

         METROPOLITAN AREA NETWORK (MAN) APPLICATIONS

         Beyond the corporate LAN, there is a demand for video conferencing among corporate plants and within a metropolitan area.

         Video conferencing in the past has not been particularly successful because delay and degradation of speech and video images are not conducive to effective interpersonal communication. The key to effectively exploiting this video conferencing market is to have very low latency and jitter data transmission to enable real-time personal interaction.

         We intend to enter into strategic alliances with ISPs through which we would deploy TrueCircuit technology within metropolitan areas to distribute private video and/or audio programming, and implement video conferencing and private telephone networks. Under such alliances, the ISPs would condition their networks with TrueCircuit technology to enhance the quality of real-time data that they provide to their customers. As of the time of this filing, we have not yet entered into negotiation for any specific strategic alliances for use in MAN applications.

         WIDE AREA NETWORK (WAN) APPLICATIONS

         All networks crossing interface boundaries require bridge devices. TrueCircuit can be used a a bridge from an ATM WAN to a LAN in the business enterprise. Such TrueCircuit bridges would convert transmissions between business LANs and ATM/SONET, T1/E1, xDSL, and cable modem infractructures. TrueCircuit would also be used as a bridge to bring real-time multimedia to home users wishing to access real-time multimedia over their IP networks.

         According to the Federal Communications Commission, the opportunity exists in the US alone for some 12,000 radio stations, 1,600 television stations and 10,000 cable Master System Operators (MSOs) to stream their programming to national and international consumers via the Internet. According to the FCC, this movement towards utilization of the Internet in this manner has already started, as some radio stations now provide their studio output directly to the Internet. Quality at the present time is relatively poor compared with over-the-air FM and AM broadcasts. Path 1 technology has the potential to eliminate this QoS problem by installing TrueCircuit technology at the program source and also at the ISP location where the program is spooled out to subscribers. The final link could be established by making TrueCircuit available to consumers as a computer card or set-top box module. Internet broadcasting QoS can then equate to direct over-the-air radio broadcasts. This can also apply to streaming of TV programs from networks, cable MSOs and program content providers using the same TrueCircuit technology.

         We would intend to seek to license TrueCircuit technology to others to create the appropriate bridge devices for network interfaces. We have not yet initiated negotiations with specific companies to license TrueCircuit for use in WAN applications. If we do not, or are unable to, work with others to create the appropriate bridge devices, we may still use a combination of intended Path 1 products (e.g. the PS100) in combination with off-the-shelf third party hardware to provide the same functionality.

         VIDEO/AUDIO NETWORK (VAN) APPLICATIONS

         Video signals are most sensitive to jitter and latency. Even 200 nanoseconds of packet delivery deviation can severely degrade a live video feed. The market consisting of broadcasters, audio and video production and post-production studios is substantial. These fields are quickly moving from analog film and tape to digital media, and we expect they will generate a demand for solutions such as those offered by TrueCircuit technology to transport their video and audio feeds and distribute them to their computer editing workstations.

         HOME NETWORKING

         Home Phone Network Alliance (HomePNA), the current standard for computer networking of multiple PCs, multiple TVs, telephones, security systems, etc., over standard home phone wiring does not adequately address the QoS issue. The existing HomePNA standard uses a shared network approach wherein packet collisions are common. Furthermore, the effects of such collisions within HomePNA are much more severe than within Ethernet because the quality of wiring and less stringent installation standards in the home make it more difficult to attain higher bandwidths. TrueCircuit can eliminate these collisions within HomePNA and guarantee compatibility with home real-time services, such as multiple phone lines and audio/video entertainment feeds shared with computer web browsing.

         We are now in the early stages of exploring potential commercial arrangements with semiconductor manufacturers that sell chips for HomePNA. Such an arrangement would provide for embedding the TrueCircuit technology during the manufacturing of these chips. The sale by these semiconductor manufacturers of products that incorporate our TrueCircuit technology would be considered a natural extension of these companies' existing product offerings in the Home PNA market.

STRATEGY

         There are five components to our strategic framework:

         1. INITIALLY TARGET HIGH-MARGIN MARKETS OF "EARLY ADOPTERS." Some market niches have a history of early adoption because of extreme competition. Our initial product directions are being targeted to markets that have an immediate need for "circuit-switched" QoS. Our management has conducted discussions with end users, equipment vendors and system integrators to assist in selecting our optimal initial market niche and defining our initial product offerings. The highest visibility early adopters are the digital television broadcasters and their related production companies. These companies must satisfy an FCC mandate to convert to digital television. They require the highest quality of signal transport. We officially introduced and demonstrated our video transport technology at a trade show, NetWorld+Interop` 99, in Las Vegas on May 10, 1999. The feedback on our technology and range of product options from industry attendees has helped to guide us in finalizing our marketing decisions to target this market as well as other lower-end video network interface markets. We have teamed with Leitch Technology Corporation in order to move more quickly into the professional broadcast video market.

         2. SEEK RESEARCH AND DEVELOPMENT (R&D) FUNDING FROM KEY CUSTOMERS-- We have the technology and intellectual resources that make it justifiable to seek R&D funds from key customers to develop products. The R&D area is of central importance to our long-term plans. We will strive to ensure that any arrangement for R&D funds is open-ended (e.g. we will retain the right to use our technology in other markets and products). To date, we have yet to receive R&D funds via this route, but we will continue to seek such arrangements as the opportunities arise. An inability to obtain R&D funding would increase our reliance on our operational funds to support the R&D necessary to remain at the forefront of communications technology.

         3. ESTABLISH STRATEGIC MARKETING RELATIONSHIPS-- The development of strategic marketing relationships will largely be centered upon Original Equipment Manufacturers (OEMs), system integrators and network operators who are, like us, focused on the convergence of digital media. Strategic marketing relationships provide immediate access to early adopters and increase the number and type of channels to market. Direct sales of our products will be created through recruitment of qualified sales staff, operating from strategically important locations, augmented by headquarters support staff with the Internet as a sales and technical support resource. In
                  April 2000, we entered into a Technology License Agreement with Leitch Technology Corporation under which we provided Leitch a non-exclusive, worldwide license (except as to TrueCircuit technology designed for the professional broadcast video market, which is subject to an exclusive license in favor of Leitch) to utilize our intellectual property to develop and sell products which incorporate our TrueCircuit technology. This relationship with Leitch will allow us to take advantage of Leitch's superior manufacturing and distribution capabilities to bring TrueCircuit-enhanced products to market on an expedited basis.

         4. CONTINUE ADHERENCE TO INDUSTRY STANDARDS FOR QoS--We will ensure that TrueCircuit will continue to adhere to industry standards for specifying QoS. Operating on Internet Protocol
                  (IP), TrueCircuit offers substantial advantages over competing approaches for effective traffic control management. It works with such industry QoS over IP standards as RSVP, MPLS, and IETF DiffServ. However, unlike existing implementations, TrueCircuit provides negligible latency and jitter. If we did not design to industry standards, we would not have the compatibility with existing systems and equipment to have acceptance in the marketplace. For this reason, all of our TrueCircuit development efforts will strictly conform to current applicable industry standards and protocols.

         5. LEVERAGE IN-HOUSE EXPERTISE IN SIGNAL PROCESSING AND NETWORKING--Our personnel have significant expertise in digital signal processing, mixed-signal analog/digital circuit design, and networking, with dozens of publications and patents to their names. Dr. Ronald Fellman has published 35 papers in signal processing and networking and has 1 patent issued. Dr. Douglas Palmer has published 20 papers and has 8 patents in signal processing and telecommunications. Dr. Yendo Hu has three patents in the area of MPEG2 implementation. John Beer has received four patents for his developments. We believe this expertise gives us the capability to design products to quickly enter the high-end video and audio markets with TrueCircuit networking technology.

COMPETITION

         We have developed a corporate strategy of seeking to enter markets where our intellectual property gives us a competitive advantage. In the professional video market, TrueCircuit is the only means of which we are currently aware for meeting the low jitter requirements within IP/Ethernet networks. In April 2000, we provided an exclusive license to our TrueCircuit technology for the professional broadcast video market to Leitch Technology Corporation. We anticipate that we will continue to develop our TrueCircuit-based products for this market. Although Leitch maintains an exclusive license to develop and sell TrueCircuit-based products into the professional broadcast video market, it is possible that Leitch will instead contract with us to purchase our PG1 or other related products for sale into this space. Competition for using new networked technology in this market comes from FibreChannel and SerialBus, both of which use alternative network approaches. However, neither of these companies' approaches has yet become dominant in this area. We believe that backward compatibility, a fully developed routing capability and a large existing infrastructure of IP/Ethernet gives our approach a competitive advantage technologically.

         We must still co-exist with a number of major, entrenched network equipment providers such as Cisco, Nortel Networks, 3Com and Lucent. Each of these vendors has announced a strategy for convergence. All of these companies can be seen either as potential partners in licensing or distributing our technology, or as strong competition. Although we are initially focusing on high-end applications and markets that require proprietary technology not yet demonstrated by these companies, the risk clearly exists that these companies, or new startups we are not yet aware of, may develop their own competitive technology and enter our markets.

         All the major network equipment manufacturers stress their adherence to recognized international standards. We therefore designed TrueCircuit to be compatible with all appropriate IP standards - RSVP/MPLS, IETF DiffServ, and IEEE 802.1pq. A major advantage of TrueCircuit is in its ability to provide ATM compatibility and "circuit-switched" QoS over a standard Ethernet or IP network. However, a potential risk is that one of the major equipment manufacturers may choose to develop its own proprietary standard that is incompatible with the implementation of our technology.

         Cisco has announced a strong push towards IP telephony. It has announced IP telephones in the $300 range, along with the switching equipment to go with it. However, Cisco has adopted a queue-based protocol that gives priority-based preference to packets of data. The problem with queues is that they introduce unpredictable delay. For telephone signals, this translates to latency and jitter. For smaller numbers of simultaneous phone calls, such latency and jitter may not be noticeable. However, the adverse effects of queues become apparent when telephone or other real-time traffic becomes a large fraction of the overall network capacity and in high-end applications such as interactive CD-quality audio or high-quality video. Such applications require either TrueCircuit or some other equally effective means for transporting converged application traffic. In particular, interactive and high-end video requires very low jitter, under 200 nanoseconds. TrueCircuit, as incorporated in our intended products, will be able to provide this whereas queue-based Weighted Fair Queuing QoS cannot. However, there remains the risk that Cisco or others may reduce the price of bandwidth to the extent that a customer could obtain competitive QoS by partitioning and upgrading their networks to operate at much higher data rates and thereby reduce network contention.

         The Grass Valley Group and Sony are both established manufacturers of professional video equipment. Their current video products use older analog cabling as well as specialized, single-feed serial links to form point-to-point connections between video switch boxes and video sources. Our intended video networking products would create a more cost-efficient and practical solution by eliminating the large bundles of coaxial cables and multiple switch boxes. Our solution would be less expensive because it would replace a costly and inflexible infrastructure with a few strands of fiber optic links connected to a centralized Path 1 video switch. In addition, the U.S. Government has mandated a phase-in period for digital television. We anticipate that manufacturers of legacy video equipment will wish to purchase TrueCircuit video network interface modules to make their equipment operate over IP networks. These modules would be sold subject to the Leitch license agreement.

         Integrated service access in hotels, multi-tenant apartments, and the home is a new and expanding market. Scientific-Atlanta, General Instrument, and others make set-top boxes, but these devices do not have all the integrated capabilities offered by our TrueCircuit technology, nor can multiple set-top boxes interconnect as a network with "circuit-switched" QoS.

         The market with the closest apparent competition arises in metropolitan-area multimedia services, such as video conferencing. Here, Lucent and the telecom industry represent indirect competition through their development of ATM/SONET and T1/T3/xDSL multiplexors that can create isolated virtual channels for different services over the same SONET, T1, T3, or xDSL line. In general, such equipment is pre-configured to create and set aside separate channels for each service, regardless of whether that service may or may not come into use. This approach is appropriate only for point-to-point links. Our equipment would have the advantage of creating a private multi-point network that dynamically allocates channels only while they are needed. The Path 1 system would allow more efficient utilization of the limited outgoing link bandwidth in situations where the link is heavily utilized by a constantly changing mix of applications.

         Finally, we may find ourselves in competition with an alternative technology for QoS over IP. We are aware of one such technology by Peak Audio, Inc. of Colorado. Peak Audio currently has no products of its own. Instead, it licenses its CobraNet audio distribution over Ethernet. However, unlike Peak Audio, our technology is not confined to audio transmission. Rather, TrueCircuit is designed to handle many forms of time sensitive data, such as video and sensor data.

         Competition, of course, is not based solely on technological superiority. Customers may choose a technologically inferior product if the product's provider can give better pricing, availability, manufacturing, quality, service or reliability of continued supply. Our philosophy will be to build positive customer relationships in which we are a truly valued-added partner and problem solver for our customers. Our operations will be oriented toward meeting the needs of our customers cost-effectively and in a timely manner. We realize that customers have other choices and we will work with customers to assist them in becoming more competitive in order to minimize the risk that they will chose another technology supplier.

SALES

DISTRIBUTION CHANNELS

         We intend to ship a variety of products into different markets. This distribution plan requires tailored sales strategies for each target market. Our initial distribution plans involve relationships with systems integrators and ISPs in which our technology will be incorporated into their systems. Depending on the specific requirements of our customers, these distribution plans could call for us to provide hardware embedding our technology or a chip-set with reference design, or licensing of our technology as intellectual property. To date, we have been beta testing our aforementioned TMG evaluation product, with American Digital Network, our first ISP partner, and Console, Inc., our first system integrator. These are local, San Diego-based companies that we can easily work with and who can provide essential early feedback on our products and strategies. They may also become future customers of our products.

PROFESSIONAL VIDEO MARKET

         We have identified Leitch Technologies Corporation as an experienced distributor and manufacturer of professional video products and pursuant to that certain Technology License Agreement with Leitch dated April 10, 2000, we have provided Leitch exclusive rights (even as to us) to develop, market and sell our TrueCircuit technology intended for the professional broadcast video market.

LICENSING AND SOFTWARE SALES

         We plan to derive revenue from licensing TrueCircuit for the dotCAM and other potential TrueCircuit-enabled consumer appliances, from the licensing of TrueCircuit network interface driver software, and from sales of the TrueCircuit NetManager software. We intend to bundle the QoS Driver Software with a TrueCircuit-capable network interface to enable video and audio over the Internet Protocol using standard PCs. The distribution channels for this software will be the network interface card manufacturers or the distributors of the computer's operating system, provided we are able to successfully enter into arrangements with these manufacturers and distributors to write a QoS-enabled driver for their products.

         In addition, we may sell our TrueCircuit QoS Driver Software separately to enterprise clients as part of a full network system integration package for introducing QoS real-time networking services.

         In addition to its exclusive license to sell into the professional broadcast video market, we have provided Leitch non-exclusive rights to create, develop, market and sell commercial products which incorporate our TrueCircuit technology.

APARTMENT/HOTEL/MOTEL USE OF TRUECIRCUIT-ENABLED PRODUCTS

         We expect a variation on the TrueCircuit MultiMedia Gateway to be used in hotels and multi-tenant apartment buildings. This product would enable services beyond those currently available in today's multi-occupant buildings. With TrueCircuit, apartment dwellers and hotel guests could potentially access thousands of video channels as well as high-fidelity audio channels. They could also integrate security systems and automated control systems. To reach this market, we currently plan to use systems integrators that specialize in this market segment. We have initiated talks with one such system integrator. Negotiations with this system integrator are at an early stage.

PRODUCT DEVELOPMENT MANAGEMENT

         Central to each intended Path 1 product is the TrueCircuit core technology. A single team develops and enhances the TrueCircuit core technology used across all Path 1 products. This team currently consists of two software engineers and two hardware engineers.

         In addition to the core technology team, it is our intent that each Path 1 product will have a program manager, a lead engineer and an assigned sales/marketing manager. These teams are to define, design and implement their assigned products. The size of each team will depend on scope of the specific product and may be partially outsourced.

         We anticipate that in the future, we will work closely with Leitch Technologies Corporation to develop products for the professional broadcast video market. The nature and extent of such collaboration is as yet undetermined.

MANUFACTURING / PRODUCTION

         Instead of developing our own manufacturing capabilities, we plan to utilize the services of ISO 9000 certified component distributors and an ISO 9000 certified contract manufacturer. Path 1 has commenced preliminary discussions with AVNET for manufacturing of prospective TrueCircuit hardware products. In addition, we anticipate that we will collaborate with Leitch Technology Corporation in the development of products that are intended for the professional broadcast video market. Leitch shall manufacture such intended products in accordance with any reasonable quality and performance criteria with which we provide them.

RESEARCH AND DEVELOPMENT

         We expend significant effort in developing our intended products, designing enhancements to core technologies and addressing additional technical challenges inherent in developing new product applications. We expect that we will continue to commit substantial resources to product research and development in the future. Over the next six months, we anticipate that we will spend approximately $1,000,000 for research and $3,000,000 for development of our intended products.

         We also have entered into a co-development agreement with San Diego-based Integrated Systems Design Center, Inc. (doing business as Dr. Design, Inc.), a subsidiary of Windriver Corp., to co-develop on our behalf a range of professional video products that utilize Path 1's TrueCircuit technology. Under this agreement, Dr. Design will perform architecture studies of our existing technology and will recommend additional enhancements, requirements and features to these intended products. This co-development arrangement allows us to leverage Dr. Design's specific expertise in commercialization of video technologies for use by production studios and television broadcast facilities.

         In addition, we have entered into a license agreement with Leitch Technology Corporation. This agreement provides Leitch an extensive license to make, market, sell and maintain products that incorporate our TrueCircuit technology. We anticipate that we will work closely with Leitch in development of products intended for the professional broadcast video market.

CUSTOMERS

         We have yet to generate revenue from sales to customers. This lack of sales revenue is due to the fact that we are still developing some of our enabling technology and have only recently commenced production of prototypes and evaluation units of some of our intended products.

         We have entered into several beta test agreements with potential customers for the use and evaluation of the TrueCircuit Multimedia Gateway. We expect to enter into additional beta-test agreements with other potential customers for both this initial product and our video products as they become available. We plan to have such beta-test agreements for our initial video products, the dotCAM and the PG1 in third quarter 2000.

LICENSING AGREEMENT WITH LEITCH

         On April 10, 2000, we entered into a Technology License Agreement with Leitch Technology Corporation, a Canadian company that provides leading-edge solutions to store, switch, distribute, convert, and otherwise process high-quality audio and video signals. This License Agreement will continue for an initial term of five (5) years, unless earlier terminated by either us or Leitch. Thereafter, the License Agreement will automatically renew for consecutive additional periods of five (5) years unless earlier terminated by us or Leitch. Under the License Agreement, we granted Leitch a royalty-bearing, non-exclusive, world-wide license to copy, modify, enhance, distribute, sell and otherwise use our TrueCircuit technology. This non-exclusive license shall last for five years unless earlier terminated by us or Leitch and then shall automatically renew for additional consecutive five-year periods unless earlier terminated by us or Leitch.

         We also granted Leitch a royalty-bearing, exclusive, world-wide license, even as to us, to make, have made, sell, offer to sell, sublicense, support, maintain and otherwise exploit TrueCircuit technology in connection with commercial activities directed to the professional broadcast video market. Leitch's exclusive license shall continue for one year and thereafter shall be automatically renewed for additional consecutive one-year periods, provided that the amount of monies or other consideration we receive from Leitch (excluding consideration paid by Leitch in exchange for equity of Path
1) during each year of the exclusive license meets or exceeds the minimum yearly threshold for that year. The minimum yearly thresholds applicable to each of the first five (5) years of the License Agreement have been agreed upon by us and Leitch and are set forth in the License Agreement. Thereafter, provided the exclusive license in favor of Leitch is still in effect, the minimum yearly thresholds will be negotiated on an annual basis by us and Leitch; these minimum thresholds shall be no less than the minimum thresholds for the preceding year and no greater than one and a half (1.5) times the minimum threshold for the preceding year. Upon termination of this exclusive license, Leitch will continue to have a non-exclusive license to make and sell TrueCircuit-based products into the professional broadcast video market.

         In return for these licenses, Leitch shall pay us royalties in periodic installments for each TrueCircuit-based product sold by Leitch or any Leitch sublicensee. These periodic payments shall commence, at the earliest, sixty (60) months after satisfaction of certain conditions set forth in the License Agreement, which conditions we anticipate will be satisfied by fourth quarter 2000 or first quarter 2001.

         Leitch also maintains a right of first offer in respect to our TrueCircuit technology. Pursuant to this right of first offer, before we may offer a third party an exclusive license to use our TrueCircuit technology to manufacture and sell products in markets other than the professional broadcast video market (as to which we have no right to grant exclusive licenses to third parties), we must first provide Leitch with the option to acquire that exclusive license under the same terms offered to the third party. This right of first offer does not apply to the grant to third parties of non-exclusive licenses to use our TrueCircuit technology to manufacture and sell products in markets other than the professional broadcast video market.

         We are developing the PG1 TrueCircuit Gigabit Ethernet Professional Video Interface product for sale and distribution into the professional broadcast video market and other markets. To date, we have incurred all costs associated with development of the PG1. We may enter into a separate agreement with Leitch providing Leitch the right to distribute the PG1. Leitch may also, at its own expense, use our TrueCircuit technology to develop its own products for sale into the professional broadcast video market. Negotiations between us and Leitch regarding the structure and content of this proposed distribution agreement are still in the incipient stages; no definitive terms have been agreed upon.

         Except for Leitch's exclusive license as to the professional broadcast video market, the License Agreement does not restrict our ability to make, market, offer to sell, sell, maintain or service any of our proposed products (or any future products). In addition, the exclusive license does not prevent us from selling the PG1 into markets other than the professional broadcast video market; we are continuing to develop the PGI for sale into these other markets.

         We anticipate that in the future, we will enter into additional licensing agreements with strategic partners and customers for our TrueCircuit technology. We intend to offer exclusive licenses (which are subject to Leitch's right of first offer as discussed above) and non-exclusive licenses to third parties for sale of TrueCircuit-based products into markets other than the professional broadcast video market.

PROTECTING INTELLECTUAL PROPERTY

         Our success will depend, in part, on our ability to obtain and protect our patents, trademarks and trade secrets and operate without infringing upon the proprietary rights of others in the United States and other countries. If we were to become involved in a dispute regarding our intellectual property, it could become necessary for us to participate in interference proceedings before the United States Patent and Trademark Office to determine whether we have a valid claim to the rights involved, or to litigate the issues in court. Such proceedings could be costly and time consuming, even if we were to eventually prevail. Should we not prevail, we could be forced to pay significant damages, obtain a license to the technology in question, stop marketing one or more of our products or lose the ability to prevent others from using our technology in their own products.

PATENTS

         We filed three patent applications in late 1998 covering the core aspects of our TrueCircuit technology. Two additional patent disclosures have also been filed and applications covering these new inventions are in preparation.

         Among the areas covered by our patent applications and disclosures are: end-to-end quality of service mechanisms; virtual channel creation and management in an IP or CSMA/CD network and across multiple TrueCircuit domains; TrueCircuit-enabled network switches; TrueCircuit-enabled repeaters/hubs; network security, maintenance of QoS within a legacy environment; and compatibility of TrueCircuit with legacy equipment.

         We cannot guarantee that any patents will be granted to us or that any patents that are granted to us will be sufficiently broad to protect our interests.

TRADE SECRETS

         In addition to the protection afforded by patent law, implementations of TrueCircuit technology contain trade secrets which we keep confidential. These trade secrets cover areas of fast context switching in embedded operating systems, real-time embedded architectures, signal processing techniques for artifact-free signals, and low-latency software drivers. We initially require each external party that obtains access to our technology (including, but not limited to, manufacturers, distributors, consultants and potential strategic partners) to sign confidentiality/non-disclosure agreements. There are risks that these other parties may not comply with the terms of their agreements with us, and that we may not be able to adequately enforce our rights against such parties and other persons.

TRADEMARKS

         We are in the process of trademarking the name TrueCircuit for our core technology to describe its fundamental functionality. TrueCircuit technology establishes the equivalent of "true" hardwired "circuits" over the traditionally packet-switched Internet Protocol. We expect also to trademark the names we give to products which we develop and market.

CONFIDENTIALITY AGREEMENTS

         We require our employees, potential strategic partners, potential customers and other parties who become privy to our proprietary technology to execute confidentiality agreements with us. These agreements generally provide that all confidential information developed or made known to the employees and outside parties during the course of their relationship with us is to be kept confidential and not to be disclosed to third parties, except under certain specific circumstances. In the case of employees and consultants, the agreements also provide that all inventions and works of authorship conceived by the employees in the course of their employment or consultancy will be our exclusive property.

EMPLOYEES

         As of May 19, 2000, we employed fifteen people full-time and one person part-time. It is anticipated that additional employees will be hired as needed to, among other things, strengthen management and help in the commercial launch of our products.

         We believe our relationship with our employees is good. None of our employees is a member of a labor union.

CORPORATE HISTORY AND ADDRESS

         We were incorporated in January 1998 in the State of Delaware under the name Millennium Network Technologies, Inc. In March 1998, we changed our name to Path 1 Network Technologies Inc. and we commenced operations in San Diego, California in May 1998. Our headquarters are presently located at 3636 Nobel Drive, Suite 275, San Diego, California 92122. Interested persons may visit our website at www.path1.net. Information on our web site is not a part of this registration statement, and you should bear that in mind if you read the information on this site.

REPORTS TO SECURITY HOLDERS

         Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and will file annual, quarterly and other reports with the Securities and Exchange Commission (the "SEC"). We will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

AVAILABLE INFORMATION

         Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room by calling the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Pacific Regional Offices of the SEC located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles,
California 90036. The public may obtain
information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also are available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.

                     RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION IN THIS REGISTRATION STATEMENT, INCLUDING OUR FINANCIAL STATEMENTS AND THE RELATED NOTES. IF ANY OF THE FOLLOWING RISKS ACTUALLY MATERIALIZE, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD SUFFER. IN THAT EVENT, THE TRADING PRICE OF OUR STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT IN OUR COMMON STOCK. MANY PARTS OF THIS REGISTRATION STATEMENT ALSO INCLUDE FORWARD-LOOKING STATEMENTS AND OUR ACTUAL RESULTS MAY DIFFER SUBSTANTIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. THIS DIFFERENCE COULD RESULT FROM THE RISK FACTORS DESCRIBED HEREIN OR FROM OTHER UNANTICIPATED FACTORS.

IT IS DIFFICULT TO EVALUATE OUR BUSINESS BECAUSE WE HAVE NOT YET LAUNCHED ANY PRODUCTS COMMERCIALLY.

         We have a relatively brief operating history. We were incorporated in January 1998 and commenced operations in May 1998. We do not yet have any products in commercial production. Accordingly, we are subject to all of the risks associated with new business ventures including, without limitation, those associated with raising capital, acquiring or developing products which function as intended, arranging for suitable manufacturing facilities, entering into strategic relationships with other companies, identifying and retaining necessary personnel, establishing and penetrating markets for our proposed products and achieving profitable operations.

WE NEED MORE WORKING CAPITAL TO EXPAND OUR BUSINESS, AND OUR PROSPECTS FOR OBTAINING ADDITIONAL FINANCING ARE UNCERTAIN.

         As we are a new business with no sales or revenues to date, we anticipate that we will require additional financing to fund expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or equity-linked securities, the percentage ownership of our stockholders would be reduced. In addition, these securities may have rights, preferences or privileges senior to the rights of the securities held by our current stockholders. We cannot guarantee that additional financing will be available in the future on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to continue our operations, fund our expansion, take advantage of potential opportunities, develop or enhance products, or otherwise respond to competitive pressures would be significantly limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources" for a discussion of working capital.

WE ARE RELYING ON LEITCH TECHNOLOGY CORPORATION FOR MARKETING INTO OUR FIRST TARGET MARKET.

         Pursuant to the Technology License Agreement between us and Leitch Technology Corporation dated April 10, 2000, we have granted Leitch an exclusive license, even as to us, for sale of TrueCircuit-based products into the professional broadcast video market. This is the first agreement that we have entered into for licensing and sale of TrueCircuit-based products. We are precluded from selling our intended products directly into the professional broadcast video market until the exclusive license expires. The exclusive license will last for one year and, thereafter, shall automatically renew for consecutive additional one-year periods provided we receive the minimum aggregate monies and other consideration for that year as set forth in the Technology License Agreement. Therefore, it is possible that Leitch's exclusive license shall continue well past its initial one-year term, thus lengthening the period of time during which we will be prohibited from selling and marketing directly into this first target market. Although it is possible that we may sell the PG1 (the TrueCircuit-based product that we have developed for distribution into the professional broadcast video market) to Leitch for re-sale into this target market, discussions regarding such a distribution agreement are still in the early stages.

         Our ability to profit from the professional broadcast video market, whether it be through sale of the PG1 to Leitch or future direct sales into this target market, will depend heavily upon the motivation and success of Leitch in developing, manufacturing, launching and marketing TrueCircuit-based products in this field. The more successful their efforts, the more royalties we shall ultimately receive from Leitch (such royalties shall not commence until termination of the five-year royalty-free period in favor of Leitch). If Leitch's TrueCircuit-based products experience difficulties (e.g. operational malfunctions or poor sales experience) upon their introduction to the professional broadcast video market, TrueCircuit may encounter difficulties in marketing TrueCircuit-based products in other fields.

OUR PROPOSED PRODUCTS ARE ONLY AT A DEVELOPMENTAL STAGE

         Our proposed products are either at the conceptual stage, i.e., ideas for products, or have been reduced to beta units or prototypes that must be tested and modified. Our product development and commercialization process will incorporate the necessary steps to assure conformance to industry standards and protocols. This conformance shall include FCC part 68 compliance, the North American Telecom Testing Standards, for the telephone interface on the TMGII (none of our other products, as currently envisioned, have a telephone interface and therefore do not have this requirement) and Underwriter Laboratories certification for the PG1 (all of our other products were designed so as not to require this certification). Our current marketing plans and product designs do not require any other certifications. We must continue our efforts to design these proposed products and arrange for prototypes of each product to be manufactured, tested and de-bugged before we can implement our marketing plan. There is no assurance that each of these milestones can be achieved or that, if they are achieved, we will be able to effectively market our products and achieve profitable operations.


WE MAY BE UNABLE TO OBTAIN PATENT PROTECTION FOR OUR CORE TECHNOLOGY AND PRODUCTS, AND THERE IS A RISK OF INFRINGEMENT

         We intend to patent our core technology and our products. However, there can be no assurance that patents will be issued to us, or, if patents are issued, that they will be broad enough to prevent significant competition or that third parties will not infringe upon or design around such patents to develop a competing product. Furthermore, others may design and manufacture superior products.

         In addition to seeking patent protection for our products, we intend to rely upon a combination of trade secret, copyright and trademark laws, and contractual provisions to protect our proprietary rights in our products. There can be no assurance that these protections will be adequate or that competitors will not independently develop technologies that are substantially equivalent or superior to our products.

         There has been a trend toward litigation regarding patent and other intellectual property rights in the telecommunications industry. Although there are currently no lawsuits pending against us regarding possible infringement claims, there can be no assurance such claims will not be asserted in the future or that such assertions will not materially adversely affect our business, financial conditions and results of operation. Any such suit, whether or not it has merit, would be costly to us in terms of employee time and defense costs and could materially adversely affect us. If an infringement or misappropriation claim is successfully asserted against us, we may need to obtain a license from the claimant to use the intellectual property rights. There can be no assurance that such a license will be available on reasonable terms or at all.

WE FACE COMPETITION IN OUR INDUSTRY FROM MUCH LARGER COMPANIES WITH SIGNIFICANTLY GREATER RESOURCES THAN OUR OWN, AND SUCH COMPETITION IS LIKELY TO INCREASE IN THE FUTURE.

         Although our strategy is to seek to enter markets where our intellectual property gives us a strong competitive advantage, we still presently face indirect and direct competition in these markets. We anticipate that the competitive pressures we currently face will increase significantly in the future. A number of major network equipment providers such as Cisco Systems, 3Com and Lucent have announced network convergence strategies. Other competitors are developing alternative network approaches which, if successful, could materially and adversely affect us. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger customer bases then we have. In addition, many of our competitors may be able to respond more quickly than we can to new or emerging technologies, as well as devote greater resources than we can to the development, promotion and sale of their products. Increased competition could force us to reduce prices, could lower our projected margins and could hinder our ability to gain or hold market share. In addition, if we expand internationally, we may face additional competition. There can be no assurance that we will be able to compete successfully against current and future competitors.

WE MAY NOT BE ABLE TO PROFIT FROM GROWTH IN OUR BUSINESS IF WE ARE UNABLE TO EFFECTIVELY MANAGE THE GROWTH

         Our senior managers have limited or no experience in management positions and in managing rapid growth. We anticipate (but by no means do we guarantee) that we will grow rapidly in the near future and that this growth will place significant strain on our managerial, financial and personnel resources. The pace of our anticipated expansion, together with the complexity of the technology involved in our proposed products, demands an unusual amount of focus on the operational needs of our future customers for quality and reliability, as well as timely delivery and post-installation field support. In addition, relationships with new customers generally require significant engineering support. Therefore, adoption of our products by customers would increase the strain on our resources, especially our engineers. To reach our goals, we will need to hire on a rapid basis, while, at the same time, invest in our infrastructure. We expect that we will also have to expand our facilities. In addition, we will need to:

         -        successfully train, motivate and manage new employees;

         -        expand our sales and support organization;

         - integrate new management and employees into our overall operations; and

         -        establish improved financial and accounting systems.

         We may not succeed in anticipating all of the changing demands that growth would impose on our systems, procedures and structure. If we fail to effectively manage our expansion, our business may suffer.

COMPETITION FOR EMPLOYEES IN OUR INDUSTRY IS INTENSE, AND WE MAY NOT BE ABLE TO HIRE KEY EMPLOYEES.

         Our future success will depend, in part, on our ability to attract and retain highly skilled employees, particularly management (including senior management), technical and sales personnel. We believe our current roster of senior management is incomplete and that if we are to succeed we must identify and hire several additional professional senior managers, including a Vice President of Network Systems, Vice President of Marketing and Sales and Vice President of Engineering. Competition for employees in our industry and in our geographic region is intense due to the scarcity of available people with the necessary professional technical skills. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified key management personnel to replace them.

WE ARE DEPENDENT ON OUR KEY EMPLOYEES FOR OUR FUTURE SUCCESS, AND NONE OF THESE KEY EMPLOYEES IS OBLIGATED TO STAY WITH US.

         Our success depends on the efforts and abilities of our senior management, specifically Ronald Fellman, Douglas Palmer, Michael Elliott, Richard Slansky and other senior managers yet to be identified and hired, and certain other key personnel including Yendo Hu, John Hooker, Grady Taylor and John Beer. We currently do not have key man life insurance on any of these employees. If any of these key employees leaves or is seriously injured and unable to work and we are unable to find a qualified replacement, then our business could be harmed.

WE ARE IN LITIGATION WITH A FORMER COMPANY INSIDER. THIS LITIGATION MAY BE PROTRACTED AND MAY DIVERT COMPANY RESOURCES AWAY FROM THE CONDUCT OF OUR BUSINESS.

         Franklin Felber, a former director and officer of ours, has sued us and three of our directors for alleged wrongdoing in connection with an option to purchase 255,640 shares of our Class A Common Stock which he granted to Jyra Research, Inc. in January 1999. Felber's action, filed November 29, 1999, seeks unspecified compensatory and punitive damages. Also, we are suing him for breach of oral contract, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and unfair business practices in connection with representations made to us to induce us to issue stock to him. We are seeking damages.

         The litigation may cause a substantial expense for attorneys fees and a diversion of management attention, regardless of the outcome of the litigation. In addition, disputes such as this one can be harmful to companies, especially a company such as ours which is in the early stage of development.

OUR EXECUTIVE OFFICERS, DIRECTORS AND 5% STOCKHOLDERS CURRENTLY MAINTAIN SUBSTANTIAL VOTING CONTROL OVER US, WHICH WILL ALLOW THEM TO CONTROL MOST MATTERS SUBMITTED TO STOCKHOLDERS FOR APPROVAL.

         Our executive officers, directors and 5% stockholders beneficially own, in the aggregate, 58% of our outstanding Class A Common Stock. As a result, these stockholders (or subgroups of them) retain substantial control over matters requiring approval by our stockholders, such as the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control.

UNANTICIPATED DELAYS OR PROBLEMS IN INTRODUCING OUR PROPOSED PRODUCTS OR IMPROVEMENTS TO OUR PROPOSED PRODUCTS MAY CAUSE CUSTOMER DISSATISFACTION OR DEPRIVE US OF THE "FIRST-TO-MARKET" ADVANTAGE.

         Except for Michael Elliott and Richard Slansky, management has limited or no experience in manufacturing and shipping products. In addition, delays in the development of prototype products are not uncommon in high-tech industries such as ours. If we experience problems related to the introduction or modification of our proposed products or the reliability and quality of such products, which problems delay the introduction of our proposed products or product improvements by more than a few months, we could experience reduced product sales and adverse publicity. We believe that whichever company is first-to-market with viable products in the markets we intend to address will gain a significant advantage with customers; delays could prevent us from being the company which gains this advantage.

         Our proposed products are complex and are likely to contain a number of undetected errors and defects, especially when these proposed products are first released. These errors or defects, if significant, could harm the performance of these proposed products, result in ongoing redevelopment and maintenance costs and/or cause dissatisfaction on the part of customers. These costs, delays or dissatisfaction could harm our business.

MANAGEMENT MAY APPLY THE PROCEEDS RECEIVED FROM ANY ONGOING OR FUTURE SALE OF OUR SECURITIES TO USES THAT DECREASE OUR PROFITS OR MARKET VALUE.

         We have used, and will continue to use, the net proceeds from sale of our securities for general corporate purposes, including working capital, and for research and development, but also for matters such as legal fees for litigation. We determine, based on our existing needs, how the proceeds will be allocated among the anticipated uses. Accordingly, our management has significant flexibility in applying the net proceeds from any sale of our securities and operating income (if any). The money may be used for corporate purposes that have the unintended effect of decreasing stockholder value.

TO DATE THERE HAS BEEN ONLY A LIMITED PUBLIC MARKET FOR OUR COMMON STOCK AND THERE IS NO ASSURANCE THAT AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK WILL EVER EXIST.

         As of May 19, 2000, there were 7,812,651 shares of our Class A
Common Stock outstanding. Prior to this registration of our Class A Common
Stock under the Securities Exchange Act of 1934, there has been only a limited public market for Path 1 securities. There can be no assurance that a broad public market for our securities will arise once our Class A Common
Stock is registered. We may be unable to attract and maintain good-quality market makers. In the event a liquid market for our Class A Common Stock does develop, there can be no assurance that the market will be strong enough to absorb all of the Class A Common Stock currently owned by our stockholders. In addition, subsequent issuances of equity or equity-linked securities may further saturate the market for our Class A Common Stock. The resale of substantial amounts of our Class A Common Stock will have a depressive effect on the market.

         Principal stockholders with an aggregate of 3,339,360 shares of Class A Common Stock were subject to a lock-up agreement which expired on February 1, 2000. 1,655,000 of these shares were sold by two of these principal stockholders to Leitch Technology Corporation in April 10, 2000. Because these principal stockholders were "affiliates" for purposes of Rule 144, tacking was not permitted and Leitch was required to commence a new holding period. These 1,655,000 shares may not be resold under Rule 144 until April 2001, one year after they were purchased. Public resales of an additional 1,428,720 of the shares previously subject to the lock-up agreement, beginning three months after the effective date of this registration statement, could result in an imbalance of supply and demand in the market for our Class A Common Stock. These 1,428,720 shares cannot be resold publicly before the three-month point because they are "control securities" which could only be resold under Rule 144, and by its terms Rule 144 has not been available for resales for some time before February 1, 2000 and will also not be available for the first three months after our Securities Exchange Act registration via this Form 10. Franklin Felber, the former owner of the remaining 255,640 shares of Class A Common Stock subject to the expired lock-up agreement, is not subject to Rule 144; he has sold all but 1,000 of his shares of Class A Common Stock.

THE MARKET PRICE OF OUR CLASS A COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY, IN WHICH CASE STOCKHOLDERS MAY LOSE ALL OR PART OF THEIR INVESTMENT.

         Our Class A Common Stock is presently quoted for trading on the Pink Sheets, a static, paper-based quotation medium that typically includes thinly traded, speculative companies with few market makers, and on the Third Segment of the Frankfurt Stock Exchange. Once this registration statement has been declared effective, we plan to be reinstated on the OTC Bulletin Board, a regulated quotation service that displays real-time quotes and other information about over-the-counter (OTC) equity securities. The market price for our Class A Common Stock is susceptible to a number of internal and external factors including:

         -       quarterly variations in operating results;

         -       announcements of technological innovations;

         - the introduction of new products or changes in product pricing policies by us or our competitors;

         -       proprietary rights disputes or litigation; and

         -       changes in earnings estimates by analysts or other factors.

         In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as interest rate increases, recessions or military conflicts, may materially and adversely affect the market price of our Class A Common Stock.

WE OFFER STOCK OPTIONS TO OUR EMPLOYEES, WHICH COULD RESULT IN SUBSTANTIAL DILUTION TO ALL STOCKHOLDERS.

         In order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have offered and issued options to purchase our Class A Common Stock and Class B Common Stock. As of May 19, 2000, there were options outstanding to purchase 897,336 shares of our Class A Common Stock, and there were options outstanding under our 1999 Stock Option/Stock Issuance Plan to purchase 1,399,653 shares of Class B Common Stock. We will continue to issue options to purchase sizable numbers of shares of stock to new and existing employees, directors, advisors, consultants or other individuals as we deem appropriate and in our best interests. The grant and subsequent exercise of such options could result in substantial dilution to all stockholders. As of May 19, 2000, 1,100,347 shares of Class B Common Stock under our 1999 Stock Option/Stock Issuance
Plan remain authorized but not yet subject to options.

FORWARD-LOOKING STATEMENTS

         This registration statement contains forward-looking statements. These statements relate to future events or our future business performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will," or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. To the extent required by federal law, we shall update these forward-looking statements after the date of this registration statement to conform such statements to actual results.

FINANCIAL INFORMATION

                       SELECTED HISTORICAL FINANCIAL DATA

     In the table below, we provide you with selected historical financial data. We have prepared this information using financial statements for the period from January 30, 1998 (inception) to December 31, 1998, the twelve-month period ended December 31, 1999 and the three-month periods ended March 31, 1999 and 2000. The financial statements for the period from January 30, 1998 (inception) to December 31, 1998, and for the twelve-month period ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors. The financial statements for the three-month period ended March 31, 1999 and 2000 have not been audited. When you read this selected historical financial data, it is important that you read along with it the historical financial statements and related notes as well as the section titled "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere in this registration statement. Historical results are not necessarily indicative of future results.


                                               PERIOD FROM                                        THREE MONTHS
                                             JANUARY 30, 1998       TWELVE MONTHS                     ENDED
                                              (INCEPTION) TO            ENDED                       MARCH 31,
                                            DECEMBER 31, 1998     DECEMBER 31, 1999         1999                2000
                                           -------------------   ------------------    --------------------------------
STATEMENT OF OPERATIONS DATA:
Operating expenses:
   Research and development..............  $    661,735      $      1,347,631     $        541,371    $      1,477,401
   Sales and marketing...................       291,698               359,039               41,995             677,049
   General and administrative............     1,717,936             2,293,082              152,062             780,301
Total operating expenses.................  $ (2,671,369)     $     (3,999,752)    $       (735,428)   $     (2,934,751)
Interest income, net.....................         7,123                19,392                1,058              18,073
Recognized loss of investment in
   Jyra Research, Inc....................             -               (33,720)                   -             (49,320)
Net loss.................................  $ (2,664,246)     $     (4,014,080)            (734,370)   $     (2,965,998)
Imputed dividend resulting from
   sale of equity at discount
   to market price.......................             -              (183,860)                   -          (1,402,675)
Net loss attributable to common
   stockholders..........................  $ (2,664,246)     $     (4,197,940)    $       (734,370)   $     (4,368,673)
Net loss per share attributed to
   common stock (1):
   Basic and diluted.....................  $      (0.57)     $          (0.74)    $          (0.14)   $          (0.69)
   Weighted average shares--basic and
   diluted...............................     4,712,194             5,678,757            5,387,666           6,325,151


                                               DECEMBER 31,         DECEMBER 31,        MARCH 31,
                                                   1998                 1999              2000
                                               ------------         ------------       -----------
BALANCE SHEET DATA:
Cash and cash equivalents................  $    119,394     $         453,951          2,178,425
Working capital..........................        74,177               257,387          2,454,347
Total assets.............................       311,594               712,473          3,229,448
Total stockholders' equity...............       256,252               429,977          2,636,375


------------------
(1) See Note 1 of Notes to Financial Statements for a description of the computation of basic and diluted net loss per share and the number of shares used in the per share calculation.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our financial statements and the accompanying notes.

     Our only material financial transactions have been capital raising, paying costs of forming our company and commencing limited operations, mainly research and development. We are a corporation with a limited operating history; we were incorporated on January 30, 1998. We are a development-stage company with no revenues to date. We have insufficient operating history on which to base an evaluation of our business and prospects. Any such evaluation must be made in light of the risks frequently encountered by companies in their early stages of development, particularly for companies in the rapidly evolving sector related to the Internet. Among the risks we face are the absence of an established customer base, lack of a significant presence in the marketplace, untested operating capacity and the need for additional capital. There is no assurance that we will be successful in addressing these risks.

     We believe that our success depends, in large part, on our ability to create market awareness and acceptance for our products, raise additional operating capital to grow operations, build technology and non-technology infrastructures and continue product research and development.

RESULTS OF OPERATIONS (FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000)

     SALES. We had no revenue from product sales in the quarters ended March 31, 1999 or 2000.

     RESEARCH AND DEVELOPMENT EXPENSES. Our research and development expenses were $541,371 for the quarter ended March 31, 1999, compared to $1,477,401 for the quarter ended March 31, 2000, as the receipt of additional invested funds enabled us to ramp up our research and development effort. The company has limited internal research and development personnel. We engaged several third party engineering firms and individuals to assist in the development effort during these periods. These third parties were paid development fees included in our research and development expenses above in the amount of $3,466 for the quarter ended March 31, 1999, compared to $371,450 for the quarter ended March 31, 2000. We expect these development fees to decrease in the future as additional engineering staffs are added to our company and more of this development work is conducted in-house. We do envision maintaining an advisory board and some third party development companies for special projects and peak demand. In addition, we incurred $202,521 in compensation expense for the quarter ended March 31, 1999 and $213,041 in compensation expense in the quarter ended March 31, 2000 related to options given to consultants for research and development services rendered to us.

     SALES AND MARKETING EXPENSES. Our sales and marketing expenses were $41,995 for the quarter ended March 31, 1999; of this amount, $21,058 is compensation expense related to shares or options given to employees. Our sales and marketing expenses were $677,049 for the three months ended March 31, 2000, as we continued our ongoing efforts to increase market awareness and acceptance of our technology and our intended products; of this amount, $203,293 is compensation expense related to shares or options given to employees. The remaining increase in sales and marketing expenses from 1999 to 2000 is due primarily to additional sales and marketing efforts, particularly trade show and advertising activities.

     GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses were $152,062 for the quarter ended March 31, 1999, of which $7,121 was amortization of compensation expense related to options granted to employees at less than fair market value, compared to $780,301 for the quarter ended March 31, 2000, of which $10,768 was amortization of compensation expense related to options granted to employees at less than fair market value. The remaining increase in general and administrative expenses from the first quarter of 1999 to the first quarter of 2000 is primarily due to legal costs associated with the ongoing litigation, patents and the SEC registration process. After this registration statement becomes effective, we will have ongoing additional legal and accounting expenses as a result of being a reporting "public company."

RESULTS OF OPERATIONS (FROM INCEPTION THROUGH DECEMBER 31, 1998 COMPARED WITH THE TWELVE MONTHS ENDED DECEMBER 31, 1999)

     SALES.  We had no revenue from product sales in either 1998 or 1999.

     RESEARCH AND DEVELOPMENT EXPENSES. Our research and development expenses were $661,735 for the period from inception through December 31, 1998, compared to $1,347,631 for the twelve months ended December 31, 1999, as the receipt of additional invested funds over this twelve month period (as opposed to the nine month period in 1998) enabled us to ramp up our research and development effort. The company has limited internal research and development personnel. We engaged several third party engineering firms and individuals to assist in the development effort during these periods. These third parties were paid development fees included in our research and development expenses above in the amount of $206,023 for the period from inception through December 31, 1998, compared to $255,667 for the twelve months ended December 31, 1999. We expect these development fees to decrease in the future as additional engineering staffs are added to our company and more of this development work is conducted in-house. We do envision maintaining an advisory board and some third party development companies for special projects and peak demand. In addition, we incurred $73,351 in compensation expense in 1998 and $311,247 in compensation expense in 1999 related to options given to consultants for research and development services rendered to us.

     SALES AND MARKETING EXPENSES. Our sales and marketing expenses were $291,698 for the period from inception through December 31, 1998; of this amount, $196,000 is compensation expense related to shares given to a certain employee. Our sales and marketing expenses were $359,039 for the twelve months ended December 31, 1999, as we continued our ongoing efforts to increase market awareness and acceptance of our technology and our intended products. The increase in sales and marketing expenses from 1998 to 1999 is due primarily to the increased costs of conducting sales and marketing efforts for a full twelve months (as opposed to approximately nine months during 1998).

     GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses were $1,717,936 for the period from inception through December 31, 1998, of which $1,419,407 was amortization of compensation expense related to options granted to employees at less than fair market value, compared to $2,293,082 for the twelve months ended December 31, 1999, of which $1,299,938 was amortization of compensation expense related to options granted to employees at less than fair market value. The increase in general and administrative expenses from 1998 to 1999 is primarily due to (i) higher personnel costs, as we filled two executive officer positions with new hires, and increased salaries for our existing executive officers and employees, (ii) legal costs ($251,667 as of December 31, 1999) associated with the ongoing litigation, (iii) increased rent payment for our premises, (iv) the increase in compensation expenses related to employee option grants at below fair market value and (v) the costs of doing business for a full twelve months (as opposed to approximately nine months during 1998). After this registration statement becomes effective, we will have ongoing additional legal and accounting expenses as a result of being a reporting "public company."

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have funded our cash requirements through issuances of our Class A Common Stock to accredited investors in Europe and the United States. In the period from March to May 1998, we conducted a private offering to accredited individual and institutional investors in the United States and Europe in which we sold 1,614,833 shares of Class A Common Stock at a price of $0.60 per share, resulting in net cash proceeds of $967,840. In the period from February to April 1999, we conducted a private offering to accredited individual and institutional investors in Europe in which we sold 419,500 shares of our Class A Common Stock at a price of $4.00 per share, resulting in net cash proceeds of $1,595,508. In May 1999, we authorized a private offering to accredited individual and institutional investors of up to 1,250,000 shares of our Class A Common Stock at a price of $8.00 per share. As of May 19, 2000, we had sold 601,800 shares of our Class A Common Stock in this $8 offering, resulting in aggregate cash proceeds (not including offering-related expenses incurred to date) of $4,814,400. Proceeds totaling $3,800,000 have been received after December 31, 1999 and of these proceeds received after December 31, 1999, $800,000 were restricted and subject to possible refund. As of May 19, 2000, releases have been received lifting the restrictions on $680,000 of the restricted proceeds.

     In April 2000, Leitch Technology Corporation ("Leitch") purchased 1,250,000 shares of our Class A Common Stock at a price of US$8 per share, resulting in aggregate proceeds of $10,000,000. In addition, we received 200,000 shares of Leitch common stock, no par value. The share price of Leitch common stock as of April 11, 2000 was CAN $22.80, or approximately US $15.47. We also entered into a Technology License Agreement with Leitch granting Leitch exclusive license rights to our TrueCircuit(TM) technology in the professional broadcast video market. Pursuant to the terms of the agreement, Leitch is not obligated to pay us anything in the first year of the agreement but thereafter, provided certain conditions of the agreement are satisfied, a minimum annual fee of US$2 million in the second year, US$3 million in the third year, US$5 million in the fourth year and US$5 million in the fifth year must be paid to us in order to maintain the exclusive license. After the fifth year, minimum annual fees will be mutually agreed upon. If the minimum annual fee is not made in any year, the exclusive license reverts to a non-exclusive license. Minimum annual fees may be in the form of product revenue, research contract revenue or any form other than an equity investment in the company. We anticipate that initial annual fees from Leitch will be in the form of research contract revenue and that they will evolve into a mix of research contract revenue and product revenue as we develop our products and Leitch develops the market for those products. As a result, we envision increasing our research and development resources and expenses to support new product development for Leitch, other strategic partners and for ourselves. In addition, Leitch is obligated to pay royalties to us on True Circuit(TM) products for approximately five years. At that time, Leitch shall pay us a royalty based on product sales. (See our discussion of the Licensing Agreement with Leitch under the Business section.)

     As of March 31, 2000 we had $2,978,425 in cash available to fund operations. We operate in a very competitive industry in which large amounts of capital are required in order to develop and promote products. We believe our cash resources at March 31, 2000 and the net proceeds of $10 million from our sale of 1,250,000 shares of Class A Common Stock to Leitch will be sufficient to fund capital expenditures, working capital and cash requirements for at least the next twelve months. We anticipate that we will require additional funds to continue our research and development activities, expand our marketing and sales capabilities, fund our capital expenditures necessary to accommodate our anticipated customer base and expand certain financial and administrative functions. If we are unable to obtain additional financing, we may be required to delay, reduce the scope of or eliminate research and development of one or more of our intended products and significantly reduce expenditures on infrastructure.

     Our actual revenues and expenses could vary materially from the amounts we anticipate or budget, and such variations may affect the additional financing needed for our operations. Accordingly, there can be no assurance that we will be able to obtain the capital that we will require.

     To the extent that we acquire the amounts necessary to fund our operations through the issuance of equity securities, our then-current stockholders may experience dilution in the value per share of their equity securities.

     We have no material commitments for capital expenditures.

YEAR 2000 COMPLIANCE

     In 1998 and 1999, the Company established plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company incurred minimal expenses during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

PROPERTIES

     We do not own any real property. We currently lease 4,142 square feet of office space at 3636 Nobel Drive, San Diego, California under a three-year lease that expires on May 31, 2002. Base rent for the period June 1, 1999 through May 31, 2000 is $8,431 per month. Thereafter the rent shall be adjusted annually to reflect a fixed four percent (4%) increase over the prior year's rent, resulting in monthly base rent payments of $8,831 per month for the period June 1, 2000 through May 31, 2001, and $9,184 per month for the period June 1, 2001 through May 31, 2002. We believe that our present facilities must be expanded to meet our projected business requirements; however, we believe that suitable facilities for expansion will be available when required.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information known to us with respect to beneficial ownership of our Class A Common Stock as of May 19, 2000 by:

         - each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding Class A Common Stock;

         -       each director;

         -       our Chief Executive Officer;

         -       each person who served as our Chief Executive Officer in 1999;

         - each executive officer whose 1999 compensation from us was over $100,000; and

         -       our directors and our executive officers as a group.

The following table gives effect to the shares of Class A Common Stock issuable within 60 days of May 19, 2000 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all shares of our Class A Common Stock shown as beneficially owned by them, subject to community property laws, where applicable. Percentage of ownership in the following table is calculated under the SEC's Rule 13d-3(d)(1).

                                                               Class A Common Stock Beneficially Owned
Name / Address of                                  ----------------------------------------------------------
Beneficial Owners                                  # of Shares of Class A Common Stock          % of Class
-----------------                                  -----------------------------------      -----------------
Leitch Technology Corporation                                             2,905,000                     37.2%
25 Dyas Road
North York, Ontario
Canada M3B 1V7

John MacDonald                                                            2,905,000(1)                  37.2%
25 Dyas Road
North York, Ontario
Canada M3B 1V7

Reginald Tiessen                                                          2,905,000(1)                  37.2%
25 Dyas Road
North York, Ontario
Canada M3B 1V7


Michael Berns
231 Barnard Road
Larchmont, New York  10538                                        ---(2)                               ---

Michael Elliott                                                   ---(3)                               ---
3636 Nobel Drive, Suite 275
San Diego, CA  92130

Ronald Fellman
12989 Chaparral Ridge Road
San Diego, CA  92130                                        1,148,720                                14.7%

Douglas Palmer
1229 Trieste Drive
San Diego, CA  92107                                          502,000(4)                              6.2%

Paul Robinson
22 Pond Place
London SW3 6QJ
England                                                       372,018(5)                              4.6%

Roderick Adams
211a Stephendale Road
London SW6 2PR
England                                                       372,018(5)                              4.6%

John Hooker                                                    84,000(6)                              1.1%
4548 Mercurio Street
San Diego, CA 92130

All directors and executive officers
as a group (8 persons)                                      5,134,738(7)                             61.6%

 (1) Includes 2,905,000 shares of Class A Common Stock beneficially owned by Leitch Technology Corporation, of which the indicated person is an officer. The indicated person disclaims beneficial ownership in these shares except to the extent of his pecuniary ownership in such shares.

 (2) Michael Berns served as our Chief Executive Officer until January 1999 and as Chairman of our Board of Directors until May 1999. He was the beneficial owner, through his wife Rona Berns, of 1,148,720 shares of Class A Common Stock; these shares were sold in April 2000 to Leitch Technology Corporation.

 (3) Dr. Elliott has been granted options under our 1999 Stock Option/Stock Issuance Plan (the "Plan") to purchase 415,000 shares of Class B Common Stock, 65,000 shares of which are fully vested. At present, there are no shares of Class B Common Stock outstanding, although options to purchase 1,399,653 shares of Class B Common Stock have thus far been granted under the Plan to various employees, consultants and advisors (including Dr. Elliott). Dr. Elliott's beneficial ownership of Class B Common Stock has been omitted from the table because inclusion of these shares and the method of SEC Rule 13d-3(d)(1) would incorrectly imply that Dr. Elliott beneficially owns 100% of the Class B Common Stock.

 (4)     Includes options to purchase 306,000 shares of Class A Common Stock.

 (5) Includes options to purchase 95,000 shares of Class A Common Stock; also includes 277,018 shares of Class A Common Stock beneficially owned by Jyra Research, Inc., of which the indicated person is an officer. The indicated person disclaims beneficial ownership in these shares except to the extent of his pecuniary ownership in such shares. We believe Mr. Robinson, Mr. Adams, and Jyra Research, Inc. may be deemed to constitute a "group."

(6)      Includes options to purchase 28,000 shares of Class A Common Stock.

(7) Includes options to purchase 524,000 shares of Class A Common Stock; also includes 277,018 shares of Class A Common Stock owned by Jyra Research, Inc., as to which beneficial ownership is disclaimed except to the extent of Mr. Robinson's and Mr. Adams' pecuniary ownership in such shares.

DIRECTORS AND EXECUTIVE OFFICERS.

         Our directors, executive officers and key employees, and their ages and positions, are:

         Name                       Age      Position
         EXECUTIVE OFFICERS AND DIRECTORS:

         Ronald D. Fellman          44       Chairman of the Board and
                                             Chief Technology Officer
         Michael T. Elliott         56       President, Chief Executive
                                             Officer and Director
         Douglas A. Palmer          49       Executive Vice President,
                                             Treasurer, Chief Operating Officer
                                             and Director
         Richard B. Slansky         43       Chief Financial Officer and
                                             Vice President of Finance
         Paul Robinson              36       Director
         Roderick Adams             36       Director
         John A. MacDonald          46       Director
         Reginald J. Tiessen        43       Director

         KEY EMPLOYEES:

         Yendo Hu                   36       Vice President of Video Products
         John Hooker                44       Director of Customer Support
         John Beer                  35       Director of Software Development
         Grady Taylor               41       Director of Embedded Systems

         Messrs. Hooker, Beer and Taylor are not members of our Board of Directors.

         Dr. Ronald D. Fellman serves as our Chairman of the Board of Directors, a position he assumed in May 1999, and as Chief Technology Officer, a position he assumed in April 2000. Dr. Fellman had previously served as our President from January 1998 until April 2000 and as Chief Executive Officer from January 1999 until April 2000. From July 1996 to December 1997, Dr. Fellman worked as an independent consultant and also co-founded and served as Chief Technology Officer for Newsletter Technologies, Inc., a pioneer in commerce over the Internet. From 1988 to 1996, Dr. Fellman served as a professor of Electrical and Computer Engineering at the University of California at San Diego. He has extensive expertise in high-speed, real-time computer networks, multiprocessing, mixed analog/digital integrated circuits and systems, and signal processing, and has published over 35 papers in these areas. Dr. Fellman's industrial experience includes a senior engineering position at Hewlett-Packard Corporate Labs where he served as principal architect for the design of the first super-scalar digital signal processor integrated circuit from September 1984 to January 1988. Dr. Fellman received his B.S. (Summa Cum Laude), M.S., and Ph.D. degrees from the University of California at Berkeley.

         Dr. Michael Elliott, our President and Chief Executive Officer, joined Path 1 in April 2000. Prior to joining us, Dr. Elliott served as Vice President and General Manager of Advanced Engineering for Compaq Computer Corporation from October 1997 to November 1999. While at Compaq, Dr. Elliott had responsibility for all new display products for both the consumer and commercial markets. Prior to his tenure at Compaq, Dr. Elliott served as Sector Vice President and President of SAI Technology for Science Applications International Corporation (SAIC) from February 1995 to October 1997, where he was responsible for the successful growth of SAIC's mobile computing and display system. Dr. Elliott has received over 10 patents in the field of physics and has authored over 30 technical articles that were published in leading physics journals. Dr. Elliott received his B.S. from the University of California at Berkeley and his Ph.D. in Solid State Physics from the University of Notre Dame.

         Dr. Douglas Palmer has served as Executive Vice President since January 1998, as a director since March 1998, as Treasurer since October 1998, and as Chief Operating Officer since April 2000. Dr. Palmer had previously served as our Chief Technology Officer from May 1999 until April 2000. Prior to co-founding Path 1, Dr. Palmer served as the Director of Networking for TrexCommunications Corp., a telecommunications equipment manufacturer, from December 1996 to January 1998, and as a Senior Scientist for ThermoTrex Corporation, a research and development company specializing in optical and x-ray imaging, from 1988 to December 1996. Dr. Palmer brings extensive expertise in digital signal processing, image processing, digital communications, and real-time computer software. In the business area, he has assisted in the startup and funding of HNC Software and Trex Communications Corp. and worked in the area of corporate acquisitions for ThermoTrex Corporation identifying takeover candidates and performing technical due diligence. He has received over 8 patents in signal processing and telecommunications. He is a former professor at the University of California at San Diego. Dr. Palmer received his B.A. in Physics from the University of California at San Diego (Magna Cum Laude), and his M.Phil. and Ph.D. degrees from Yale University.

         Richard B. Slansky, our Vice President of Finance and Chief Financial Officer, joined Path 1 in May 2000. Prior to joining us, Mr. Slansky served as President, Chief Financial Officer and a member of the Board of Directors of Nautronix, Inc. from January 1999 to May 2000. Nautronix, Inc. is a marine electronics/engineering services company and a subsidiary of Nautronix Ltd. While at Nautronix, Mr. Slansky was responsible for new product development, engineering, manufacturing, customer support and finance. Prior to his tenure at Nautronix, Mr. Slansky served as Chief Financial Officer of Alexis Corporation, an international high technology company, from August 1995 to January 1999, where he was responsible for developing control systems and financial discipline. Mr. Slansky received his B.S. from the University of Pennsylvania's Wharton School and his M.B.A. in Finance & Accounting from the University of Arizona.

         Paul Robinson has served as a director of Path 1 since March 1998. Mr. Robinson has also served as Chairman of the Board of Directors, President, and Chief Executive Officer of Jyra Research Inc., since June 3, 1996. Jyra Research Inc. is in the business of developing network monitoring software. From August 1995 to October 1, 1996, Mr. Robinson was an Account Manager for Cisco Systems, handling customers in the United Kingdom financial sector. From 1992 to August 1995, Mr. Robinson was employed by Biss Ltd. as a new business sales executive.

         Roderick Adams has served as a director of Path 1 since March 1998. Mr. Adams has served as a director and Vice President of Corporate Affairs of Jyra Research Inc. since its inception in May 1996. Since 1991 Mr. Adams has acted as a consultant to companies seeking financing. Mr. Adams provides services and advice to these companies on corporate finance and investor and media relations.

         John A. MacDonald was elected to our Board of Directors in April 2000. Mr. MacDonald has served as the President and Chief Executive Officer of Leitch Technology Corporation since 1999. Prior to joining Leitch, Mr. MacDonald worked at Bell Canada where he served as Chief Technology Officer from 1994 to 1997, Chief Operating Officer from 1997 to 1998 and President and Chief Operating Officer from 1998 to 1999. Mr. MacDonald presently serves as Chairman of the Science and Technology Advisory Committee to the government of Canada. Mr. MacDonald serves on the board of directors of Rogers Communications Inc., an integrated media company, and SaskTel a telecommunications company. Mr. MacDonald received his B. Eng from Technical University of Nova Scotia and his B.S. from Dalhousie University.

         Reginald J. Tiessen was elected to our Board of Directors in April 2000. Mr. Tiessen has served as Leitch's Vice President of Finance and Chief Financial Officer since January 1998. Prior to joining Leitch, Mr. Tiessen served as the Director of Finance at Tee-Comm Electronics Inc., a manufacturer and distributor of direct-to-home satellite TV receiving systems, from November 1992 to September 1996, and served as Chief Financial Officer for Sidus Systems, Inc., a manufacturer and distributor of systems integration and computer network products, from October 1996 to August 1997. Mr. Tiessen is a member of the Institute of Chartered Accountants of Ontario. Mr. Tiessen received his B.S. in Mathematics from the University of Waterloo.

         Dr. Yendo Hu, Vice President of Video Products, joined Path 1 in September 1999. Prior to joining us, Dr. Hu served as Director of Systems Engineering for Tiernan Communications, Inc., a company engaged in the development of digital television compression and transmission solutions, from June 1996 to September 1999. Dr. Hu also served as a member of the technical staff at AT&T Bell Laboratories from 1987 until 1990. Dr. Hu left AT&T Bell Laboratories in 1990 to attend the University of California at San Diego, where he completed his Ph.D. in Electrical Engineering in June 1996. Dr. Hu brings extensive experience in video technology and the professional broadcast market. At Tiernan Communications, he developed MPEG2 video and multiplexing compression technology, which lead to the first commercially available MPEG2 4:2:2 level solution. He was also instrumental in establishing Tiernan Communications as the sole HDTV corporate distribution compression provider for both the ABC and NBC television networks. Dr. Hu received his B.S. and M.S. in Electrical Engineering from Cornell University. Dr. Hu holds three patents in the area of MPEG2 implementation.

         John Hooker has served as the Director of Customer Support since July 1998. Prior to joining Path 1, Mr. Hooker served as the Marketing Support Engineer, Senior Consultant and Project Manager for the Professional Services Group of TriTeal Corporation, a software and integrated applications provider, from May 1995 to June 1998. From January 1995 to May 1995, Mr. Hooker was employed as an outside consultant for TriTeal. Mr. Hooker brings nearly 20 years of technical and sales experience in the field of computer integration and software. He has received sales support awards and honors such as the "Top Performer" and "Circle of Excellence" (twice) from Digital Equipment Corporation. He has experience in software engineering, hardware/software integration, and solution design. He received his B.A. in Physics at the University of California at San Diego.

         John Beer has served as the Director of Software Development since July 1998. Prior to joining Path 1, Mr. Beer served as the Principal Research Engineer for TriTeal Corporation from December 1995 to May 1998. While at TriTeal, he researched, designed, and prototyped thin-client, a network-centric desktop user interface using Java, XML, and HTML languages, and httpd servers. From 1991 to December 1995, Mr. Beer performed consulting work for IBM as a contract consultant through his official employer, Ralph Kirkley Associates. He worked on many projects for IBM Corporation including AIX Windows Visual System Management. Mr. Beer brings software expertise in network and graphical user interface products using many languages and operating systems. Mr. Beer has received four patents for his developments. He received his B.S. in Computer Science from The University of Texas at Austin.

         Grady Taylor has served as the Director of Embedded Systems since September 1998. Prior to joining Path 1, Mr. Taylor served as Program Manager and Senior Software Engineer at ThermoTrex Corporation from April 1986 to September 1998. While at ThermoTrex, he worked on adaptive optics systems, microwave imaging systems and laser interferometry. He has expertise in embedded microprocessors and operating systems utilized in the demanding environments. Mr. Taylor received his B.S. in Mathematics with an emphasis in Computer Science from San Diego State University.

BOARD OF DIRECTORS

         The Board of Directors may consist of at least one and not more than seven directors. Our Board of Directors is currently comprised of seven (7) members. Directors are elected to serve until the next annual meeting of stockholders.

BOARD COMMITTEES

         In November, 1998, the Board of Directors authorized the formation of an Executive Committee which currently consists of Ronald Fellman and Douglas Palmer. The Executive Committee oversees the routine matters of Path 1, including the hiring and firing of employees and the retention of consultants (to the extent these matters are not delegated to our senior executive officers). The Executive Committee is also responsible for the creation and administration of all stock option plans and grants thereunder for the Company. The Executive Committee does not have the power to bind us on other matters not in the ordinary course of business.

EXECUTIVE COMPENSATION.

         The following table sets forth the cash compensation earned by, or which we paid to, the following persons (the "Named Executive Officers") with respect to 1998 and 1999 for all services rendered to us in all capacities:

         -        each person who served as our Chief Executive Officer in 1999;
                  and

         - each of our other executive officers whose total salary and bonus in 1999 exceeded $100,000.

                                                      ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                                -----------------------------         -------------------------------
                                                 SALARY                BONUS           SECURITIES UNDERLYING OPTIONS
 NAME AND PRINCIPAL POSITION      YEAR             ($)                  ($)                         (#)
-----------------------------    ------         --------              -------         -------------------------------
Ronald D. Fellman,                1999          175,833                  --                         --
   Chief Executive Officer        1998          105,416                  --                         --

Michael Berns,                    1999           60,000                  --                         --
   Chief Executive Officer        1998          105,000                  --                         --

Douglas A. Palmer,                1999          137,083                  --                         --
   Chief Technology Officer       1998           72,019                  --                       362,000

John Hooker                       1999          100,000                  --                         --
   Director of Customer Support   1998           50,000                  --                       168,000


         Based on Michael Berns' assertion to us that he was not a partner in the Berns & Berns law firm, to which we paid $42,339 with respect to 1998 and approximately $29,000 with respect to 1999 for legal services, we have not included any of such amounts for him in this table.

         The salaries of all of our officers are subject to the approval of the Executive Committee of the Board of Directors. Due to our stage of development, the Executive Committee attempted to pay our executive officers at the market rate for persons with their credentials and expertise and did not attempt to tie or relate their compensation to corporate performance.

     OPTION GRANTS IN LAST YEAR

         No options to acquire shares of our Class A and Class B Common Stock were granted during the year ended December 31, 1999 to the Named Executive Officers.

     OPTION EXERCISES AND HOLDINGS

         The following table sets forth information concerning the number and value of unexercised options held by each of the Named Executive Officers at December 31, 1999.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                  SHARES                   OPTIONS AT DECEMBER 31, 1999    AT DECEMBER 31, 1999(1)
                               ACQUIRED ON      VALUE      ----------------------------  -----------------------------
NAME                           EXERCISE (#)    REALIZED    EXERCISABLE    UNEXERCISABLE  EXERCISABLE     UNEXERCISABLE
---------------------          ------------    --------    -----------    -------------  -----------     -------------
Ronald Fellman                      --            --            --             --                --              --
Michael Berns                       --            --            --             --                --              --
Douglas Palmer                      --            --        278,000         84,000        $2,849,500        $861,000
John Hooker                                                  28,000         56,000        $  287,000        $574,000


(1) The last reported bid price of our Class A Common Stock as of December 31, 1999 was $10.25 per share.

EXECUTIVE COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The two current members of the Executive Committee, Ronald Fellman and Douglas Palmer, are presently executive officers of Path 1 and were officers of Path 1 during the year ended December 31, 1999.

EMPLOYMENT AGREEMENTS

         We entered into an employment agreement with Dr. Michael Elliott dated April 7, 2000. This agreement provides for a base salary of $200,000 per year, subject to annual review by the Board of Directors. In addition to this salary, Dr. Elliott shall be entitled to receive 1% of the cash proceeds from any equity financing (excluding the $10,000,000 Leitch investment) obtained from investment bankers, strategic partners or similar organizations. This agreement also calls for Dr. Elliott to receive options to purchase 300,000 shares of Class B Common Stock at $4.35 per share, 50,000 of which vested upon commencement of his employment and the remainder of which shall vest in equal quarterly installments over two years. Dr. Elliott shall receive options to purchase an additional 100,000 shares of Class B Common Stock if, at some point in the next two years, our market capitalization exceeds $400,000,000 for a continuous 90-day period or audited revenues exceed $50,000,000 for one year. Upon a change of control of Path 1, vesting shall be completed immediately.

         We entered into an employment agreement with Dr. Yendo Hu dated August 31, 1999. The agreement provides for a base salary of $112,000 per annum and calls for Dr. Hu to receive options to purchase 225,000 shares of Class B Common Stock at $2.00 per share, 25,000 shares of which vested upon commencement of his employment with us and 200,000 shares of which will vest over a four-year period in equal annual installments. In the event that Dr. Hu's position with us is terminated as a direct result of a merger, consolidation, buy-out, takeover, or other change in control of Path 1, he will receive severance pay equal to three months' base salary.

         We entered into an employment agreement with John Hooker dated June 10, 1998 and effective as of July 1, 1998. The agreement provides for a base salary of $100,000 per annum and calls for Mr. Hooker to receive a grant of our Class A Common Stock totaling 56,000 shares, par value $0.001 per share, plus options to purchase an additional 112,000 shares of Class A Common Stock at an exercise price of $0.60 per share. These options to purchase the 112,000 shares of Class A Common Stock are scheduled to vest over a four-year period starting June 29, 1998 in equal annual installments.

         We entered into an employment agreement with Grady Taylor dated September 8, 1998. The agreement provides for a base salary of $77,500 per annum and calls for Mr. Taylor to receive options to purchase 25,000 shares of our Common Stock at an exercise price of $2.50 per share. These options are scheduled to vest over a four-year period in equal annual installments. Mr. Taylor's employment with us is governed in accordance with the rules and regulations concerning at-will, exempt employees in the State of California.

DIRECTOR COMPENSATION

         Each of our directors, and each member of any committee established by the Board of Directors is reimbursed for all reasonable out-of-pocket expenses incurred by such director or member in connection with the attendance by such director or member at meetings of the Board of Directors or at meetings of committees of the Board of Directors, in any case, held in accordance with the Bylaws. In March 1998, in connection with their appointments as directors on our Board, Paul Robinson and Roderick Adams each received fully vested options to purchase 95,000 shares of our Class A Common Stock.

1999 STOCK OPTION/STOCK ISSUANCE PLAN

         Our 1999 Stock Option/Stock Issuance Plan (the "Plan"), our equity incentive plan, was adopted by the Board of Directors as of August 3, 1999 and by our stockholders as of April 25, 2000. It was amended by the Board and the stockholders in May 2000. The Plan shall be administered by the Board; however, the Board has delegated Plan administrative functions to the Executive Committee. The Plan Administrator (either the Board or the Executive Committee) shall have broad authority to administer the Plan as it deems appropriate; decisions of the Plan Administrator shall be final and binding.

         2,500,000 shares of Class B Common Stock have been reserved for issuance under the Plan. This share reserve includes 325,556 shares of Class B Common Stock that were subject to outstanding options as of December 31, 1999.

         The Plan is divided into two separate equity programs:

                  (i) the discretionary option grant program, under which the Plan Administrator may grant eligible persons options to purchase shares of Class B Common Stock; and

                  (ii) the stock issuance program, under which the Plan Administrator may issue shares of Class B Common Stock directly to eligible persons, either through immediate purchase of such shares or as a bonus for services rendered to us.

         Persons eligible to participate in the Plan are as follows:

                  (i) Employees;

                  (ii) non-employee members of the Board of Directors; and

                  (iii) consultants and other independent advisors who provide services to the us.

         The Plan Administrator shall have full authority to determine, (i) with respect to the grants made under the Option Grant Program, which eligible persons are to receive the option grants, the time or times when those grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an Incentive Option or a Non-Statutory Option, the time or times when each option is to become exercisable, the vesting schedule (if any) applicable to the option shares and the maximum term for which the option is to remain outstanding, and (ii) with respect to stock issuances made under the Stock Issuance Program, which eligible persons are to receive such stock issuances, the time or times when those issuances are to be made, the number of shares to be issued to each individual, the vesting schedule (if any) applicable to the issued shares and the consideration to be paid by the individual for such shares.

         The exercise price for the options shall be payable in cash or check to Path1. Should the Class B Common Stock be registered under Section 12 of the 1934 Act at the time the option is exercised, then the exercise price may also be paid (i) in some circumstances in shares of Class B Common Stock valued at fair market value on the date of exercise, or (ii) a same-day sale program without any cash outlay by the option holder.

         The Plan does not provide for automatic acceleration of unvested shares in the event of (i) a merger or consolidation in which we are not the surviving entity, or (ii) a sale, transfer or other disposition of all or substantially all of our assets (each of which shall constitute a "Corporate Transaction"), although the Plan Administrator has discretion to grant individual options which so provide. In the event of a Corporate Transaction, all options shall be assumed or equivalent options shall be substituted by the successor corporation (or other entity) or a parent or subsidiary of such successor corporation (or other entity). If such successor does not agree to assume the options or to substitute equivalent options therefor, unless the Plan Administration shall determine otherwise, such options will expire upon such event.

         The Plan shall terminate upon the earliest (i) the expiration of the ten (10)-year period measured from the date the Plan is adopted by the Board,
(ii) the date on which all shares available for issuance under the Plan shall have been issued as vested shares or (iii) the termination of all outstanding options in connection with a Corporate Transaction. All options and unvested stock issuances outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the documents evidencing those options or issuances.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On March 15, 1998, our Board of Directors authorized the creation of the Series A Convertible Preferred Stock ("Series A Preferred") which was issued to Jyra Research, Inc. ("Jyra"), a publicly-held, United Kingdom-based company, which is in the business of developing network monitoring software. The agreement provided for Jyra to make a strategic investment in Path1 and for Path1 to make a strategic investment in Jyra. Under this agreement, Path 1 exchanged ten shares of its Series A Preferred (convertible into 277,018 shares of Class A Common Stock) for 16,000 restricted common shares of Jyra. There were no other material terms to this agreement, although our Certificate of Incorporation provided for the Series A Preferred to elect two directors to our Board of Directors. These seats were occupied by Paul Robinson and Roderick Adams. Mr. Robinson, also serves as a director and Chief Executive Officer of Jyra, while Mr. Adams serves as a director and Vice President of Corporate Affairs of Jyra. Mr. Robinson and Mr. Adams each have been given fully vested options to purchase 95,000 shares of Path 1's Class A Common Stock at an exercise price of $0.60 per share as consideration for their service as directors on our Board.

         In March 1998, in connection with services provided by Michael Berns as promoter, legal counsel and as the de facto chief executive officer of Path 1, we made available to him 1,245,600 shares of Class A Common Stock for an aggregate consideration of $346. Mr. Berns arranged for these shares to be purchased by his wife, Rona Berns. Some of these shares were transferred (on a pro rata basis with the other founders) to Douglas Palmer and John Hooker upon commencement of their employment with us, leaving Rona Berns with 1,148,720 shares of Path 1 Class A Common Stock. Also, in March 1998, Michael Berns' brother, James Berns, was issued 554,400 shares of the Company's Class A Common Stock for an aggregate purchase price of $154. Some of these shares were transferred (on a pro rata basis with the other founders) to Douglas Palmer and John Hooker, and 5,000 additional shares were transferred to a member of the immediate family of James Berns, leaving him with 506,280 shares. Rona Berns and James Berns subsequently sold all 1,655,000 shares of their Class A
Common Stock to Leitch Technology Corporation in April 2000.

         The law firm of Berns & Berns acted as general counsel from early 1998 to April 1999. James Berns was a partner in this firm throughout this time period. Berns & Berns charged us $42,339 in legal fees for 1998 and approximately $29,000 in legal fees for 1999.

         On April 10, 2000, we entered into an Agreement of Purchase and Sale with Leitch Technology Corporation. Pursuant to this Agreement of Purchase and Sale (the "Agreement"), Leitch purchased 1,250,000 shares of our Class A Common Stock for $10,000,000 US and 200,000 common shares of Leitch. The trading price of Leitch's common shares on the Toronto Stock Exchange as of May 19, 2000 was $25.00 CDN per share. Leitch represented to us that its shares are freely tradeable through an appropriately registered dealer in Canada; however, in the event that Leitch's shares are not freely tradeable (provided that it is through no fault or omission on our part), then Leitch shall use its reasonable best efforts to qualify the shares for distribution in Ontario, Canada.

         In connection with the Agreement of Purchase and Sale, we entered into a Stockholders Agreement dated April 10, 2000 with Leitch, Dr. Fellman, Dr. Palmer and Dr. Elliott pursuant to which John MacDonald, the President and Chief Executive Officer of Leitch, and Reginald Tiessen, the Chief Financial Officer of Leitch, were nominated and elected to our Board of Directors. Under the terms of this Stockholders Agreement, our executive officers who are parties to the Stockholders Agreement covenant to vote their equity securities in favor of a Board of Directors whose members shall include designees of Leitch who constitute 2/7ths of the entire Board of Directors, or more if Leitch acquires more shares. This voting requirement expires when Leitch owns less than 20% of our fully diluted common stock. We also agreed to use our best efforts to cause at least one director designee of Leitch to be on each committee of our Board of Directors. This Stockholders Agreement also provides Leitch (i) a right of first refusal to purchase any stock (now or hereafter acquired) offered for sale in a private transaction by Drs. Palmer, Fellman or Elliott, (ii) a pro rata right of subscription for new securities offered by the Company, and (iii) beginning on the first anniversary of the effective date of this Form 10, registration rights for its shares of our Class A Common Stock. Leitch's right to designate directors and its right of first refusal terminate if another strategic partner invests $6,000,000 in our equity securities or we have $30,000,000 of gross revenues in any 12-month period.

         The Stockholders Agreement also requires Leitch to refrain from the purchase of additional shares of our equity securities, from seeking to acquire us or acquire control of us, or from selecting proxies or being in any "group" with respect to our securities, all except with the approval of our Board of Directors or as otherwise expressly provided for in the Agreement of Purchase and Sale or the Stockholders Agreement.

         If Leitch exercises its right of first refusal or otherwise buys stock privately from Dr. Fellman or Dr. Palmer, then Dr. Elliott has a tag-along right under the Stockholders Agreement to require Leitch to buy a pro rata portion of his shares.

         The Stockholders Agreement terminates on April 10, 2010 or when we close an underwritten public offering with at least $25,000,000 of net proceeds.

LEGAL PROCEEDINGS.

         On September 20, 1999, we filed a complaint in the San Diego County (Calif.) Superior Court against several persons, including Franklin Felber, former Treasurer and a former director. This complaint, and all counterclaims arising out of it, have since been resolved as to all parties other than Dr. Felber.

         Our complaint against Dr. Felber is for breach of oral contract, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and unfair business practices, primarily in connection with the allocation of founders' stock of Path 1. We are seeking damages.

         A cross-complaint filed on November 29, 1999 by Franklin Felber in connection with the above mentioned litigation also remains outstanding. This cross-complaint, filed against us, Ronald Fellman, Douglas Palmer, Roderick Adams and Jyra alleges fraud, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and misrepresentation in connection with the grant in January 1999 by Felber and the exercise in July 1999 by assignees of Jyra of a private option to purchase from Felber, for $4.00 per share, 255,640 shares of Path 1 Class A Common Stock. This private, irrevocable option was granted by Felber to Jyra pursuant to an option agreement executed in January 1999 in connection with a lock-up agreement signed by our major stockholders. This option granted Jyra the right to purchase 30,000 shares of Class A Common Stock from Felber at any point during February 1999, and upon purchase of these 30,000 shares of Class A Common Stock, Jyra was automatically granted the right to purchase the additional 225,640 shares of Class A Common Stock subject to the option. The cross-complaint seeks an unspecified amount of compensatory and punitive damages.


         Pursuant to a November 9, 1999 filing with the Delaware Chancery Court, Dr. Felber is seeking to enforce his asserted rights to indemnification and advancement of defense expenses from us.


MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


         Our Class A Common Stock is quoted on the Pink Sheets under the symbol "PNWK". We do not know whether this meets the definition of an "established public trading market" for our Class A Common Stock. We are also listed on the Third Segment of the Frankfurt Stock Exchange.


         The following table sets forth the high and low bid prices for our Class A Common Stock on the OTC Bulletin Board or the Pink sheets, as the case may be, for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                                                   2000(1)                    1999                         1998
                                         ------------------------    -----------------------     -----------------------
                                            high           low          high          low           high           low
                                         ----------    ----------    ---------     ---------     ----------     --------
         Quarter ended March 31             13.375         8.75         8.1250        3.5625              -            -
         Quarter ended June 30                   -            -         16.625        6.8750              -            -
         Quarter ended September 30              -            -         12.500        8.1250         2.8750       2.2500
         Quarter ended December 31               -            -         14.500        9.0000         6.0000       2.6250

(1) These figures represent the high and low bid prices for our Class A Common Stock on the OTC Bulletin Board for the period from January 1, 2000 through February 10, 2000. Since February 10 our Class A Common Stock has been quoted on the Pink Sheets; the high and low bid prices on the Pink Sheets through March 31, 2000 were 12.75 and 8.3875 respectively.


         As of May 19, 2000, there were approximately 110 shareholders of record of our 7,812,651 issued and outstanding shares of Class A Common Stock, and there were no outstanding shares of Class B Common Stock. There were also options outstanding as of May 19, 2000 to purchase 897,336 shares of Class A Common Stock and 1,399,653 shares of Class B Common Stock. On May 19, 2000, the last reported trading price of Path 1's Class A Common Stock on the Pink Sheets was $11.00 per share.

         We currently have outstanding 5,541,351 shares of Class A Common Stock that were sold pursuant to Securities Act Rule 504 and, under the terms of Rule 504 as then in effect, did not thereby become "restricted securities". However, 1,655,000 of these shares were sold by affiliates of Path 1 to Leitch Technology Corporation, and thus have once again become "restricted securities" and cannot be resold by Leitch unless they are registered or they qualify for exemption from registration under Rule 144 of the Securities Act or otherwise. These 1,655,000 shares will not be eligible for resale under Rule 144 until April 2001, one year after they were purchased. 1,649,738 of the shares sold under Rule 504 as previously in effect could be resold in the public market without restriction except that these shares are held by persons who currently are affiliates of Path 1, so such shares cannot be resold now without compliance with Rule 144's volume limitation and current public information requirements. The remaining 2,236,613 shares of Class A Common Stock held by existing stockholders are also "restricted securities" as that term is defined by Rule 144. None of such restricted securities has yet been held for a full year, so none is yet eligible for public resale under Rule 144; and because no exemption from registration would be available for them other than Rule 144, they currently cannot be sold unless they are registered. Of these shares, 419,500 will become available for public resale under Rule 144 three months after the effective date of this Form 10, and the remainder will become eligible at various points beginning June 2000 one year after they were purchased.

         We have not paid any cash dividends on our Class A Common Stock and do not presently intend to do so. Future dividend policy will be determined by our Board of Directors on the basis of earnings, capital requirements, financial condition and other factors deemed relevant.

RECENT SALES OF UNREGISTERED SECURITIES.

         The following discussion describes all securities sold by us within the past three years without registration.

         From inception through March 1998, we issued 3,600,000 shares of Class A Common Stock to founders for nominal consideration pursuant to Rule 504 under the Securities Act.

         In March 1998, the Board of Directors authorized a private placement under which we sold 1,614,833 shares of Class A Common Stock at $0.60 per share to accredited institutional and individual investors in the United States and Europe. The offering was closed in May 1998. In connection with the offering, we issued 49,500 shares of Class A Common Stock to LTR Consultancy as payment for finders fees and incurred other offering-related expenses of $18,726. These shares of Class A Common Stock were sold pursuant to Rule 504, promulgated under the Securities Act. We relied on the fact that under $1,000,000 was raised in the offering to make this exemption available.

         In February 1999, the Board of Directors authorized a private placement under which we sold 419,500 shares of Class A Common Stock at $4 per share to accredited institutional and individual investors in Europe. This offering was closed in April 1999. In connection with this offering, we paid commissions to LTR Consultancy consisting of (i) cash payments equal to 5% of the subscription funds received and (ii) options to purchase 20,975 shares of our Class A Common Stock. The Class A Common Stock was sold pursuant to Rule 505, promulgated under the Securities Act. We relied on the fact that under $5,000,000 was raised in the offering and the number and nature of the purchasers, together with compliance with the other requirements of the Rule, to make the exemption available.

         In May 1999, the Board of Directors authorized a private placement of up to 1,250,000 shares of our Class A Common Stock at a price of $8 per share to accredited European investors. This offering was expanded on July 23, 1999 to include accredited investors located in the United States. The offering is authorized to continue for up to twenty-four months from its inception. As of December 31, 1999, we have sold 126,800 shares of Class A Common Stock to accredited institutional and individual investors, primarily in Europe. Since December 31, 1999, we have sold an additional 475,000 shares of Class A Common Stock under this offering, and sales continue. In connection with this offering, we agreed to pay LTR Consultancy a cash commission equal to five (5%) of the subscription funds received from the sale of the Class A Common Stock to investors located by that firm, plus options to purchase 625 shares of Class A Common Stock (at an exercise price of $8 per share) for each $100,000 of such subscription funds received. The Class A Common Stock is being sold pursuant to Rule 506, promulgated under the Securities Act. We relied upon the number and nature of the purchasers, together with compliance with the other requirements of the Rule, to make the exemption available.

         In April 2000, we sold 1,250,000 shares of our Class A Common Stock in a private placement to Leitch Technology Corporation for $8 US per share, resulting in net aggregate proceeds of $10,000,000. We also received 200,000 shares of Leitch common stock (Leitch's closing trading price on May 19, 2000 was $25.00 CDN per share). This sale was independently authorized by our Board of Directors and was not conducted pursuant to the May 1999 private offering of 1,250,000 shares of Class A Common Stock. The Class A Common Stock was sold pursuant to Rule 506, promulgated under the Securities Act.

DESCRIPTION OF SECURITIES.

GENERAL

         We are authorized to issue 30,000,000 shares of common stock, $0.001 par value per share, divided into two series designated "Class A Common Stock" (20,000,000 shares) and "Class B Common Stock" (10,000,000 shares), and ten (10) shares of preferred stock, designated "Series A Preferred Stock", $0.001 par value per share. The following describes the Company's capital stock but does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and our bylaws, and by the provisions of applicable Delaware law.

AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

         Our initial Certificate of Incorporation, filed January 30, 1998, authorized 1,000 shares of an undivided class of common stock, par value $0.001, all of which were issued to our founders. In March 1998, we amended the Certificate of Incorporation to authorize 20,000,000 shares of an undivided class of common stock, par value $0.001 per share. Simultaneously, we authorized a 3,600-to-1 forward split of all of the outstanding shares of common stock as of that date, thus increasing the number of shares of our outstanding common stock from 1,000 shares to 3,600,000 shares of common stock.

         In April 1999, we amended the Certificate of Incorporation further to authorize thirty million (30,000,000) shares of common stock, divided into two series: Class A Common Stock and Class B Common Stock. The Class A Common Stock maintained the same rights, preferences and privileges as the original common stock; the amended Certificate of Incorporation simply renamed that original security. The Class B Common Stock, a junior common stock, was designed to be used principally in connection with recruitment of new employees and as a method of providing incentives to existing employees. In April 2000, we further amended the Certificate of Incorporation to clarify the respective rights of the Class A and Class B stockholders.


SERIES A PREFERRED STOCK


         In April 2000, we eliminated the Series A Preferred Stock authorization pursuant to an amendment to our Certificate of Incorporation.


CLASS A COMMON STOCK


         The holders of Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, any dividend payable out of funds legally available for that purpose. Upon liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock shall be entitled to receive, prior and in preference to any distribution to holders of Class B Common Stock, an amount per share equal to $100 per share and any undeclared but unpaid dividends on the shares. If the assets and funds thus distributed are insufficient to permit full payment of this preference to the holders of Class A Common Stock, then our assets and funds will be distributed ratably among the holders of the Class A Common Stock according to their proportionate ownership of such shares.



         The holders of Class A Common Stock will be entitled to one vote for each share held of record on all matters to be voted on by the stockholders, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company. Except when applicable law requires a greater vote, matters brought before the stockholders at annual or special meetings must be approved by a majority of the issued and outstanding shares of Class A Common Stock present in person or by proxy and entitled to vote at such meeting (provided a quorum is present). The consent of the stockholders of the Company may be obtained in lieu of a meeting, provided that the holders of a majority of all of the issued and outstanding shares of Class A Common Stock entitled to vote on such matters consent in writing to such corporate action being taken. Special meetings may be called by one-fifth of the shares of Class A Common Stock of the Company issued and outstanding (assuming the issuance of all Class A Common Stock issuable pursuant to then outstanding warrants, options, convertible or exchangeable securities and other rights to acquire Class A Common Stock from us, provided such warrants option, convertible or exchangeable securities are at the time convertible or exchangeable). The Class A Common Stock is not redeemable. All outstanding shares of Class A Common Stock are fully paid and non-assessable.


CLASS B COMMON STOCK


         The Class B Common Stock has no voting rights (except as expressly required by law). The Class B Common Stock is not transferable except to the extent that a proposed transfer is expressly consented to by vote of the holders of the Class A Common Stock. This restriction on transfer is intended to comply with Delaware General Corporation Law Section 202. The Corporation shall be entitled to note conspicuously, on each stock certificate representing shares of Class B Common Stock, this restriction on transfer. The Class B Common Stock is not redeemable and is not entitled to receive dividends unless and until an aggregate of $100,000,000 of dividends has been declared and paid on the Class A Common Stock. Upon liquidation, dissolution or winding up of Path 1, the holders of Class B Common Stock shall be entitled, after the holders of Class A Common Stock have received their full aforesaid preferential amounts, to share pro rata with the Class A Common Stock in the distribution of the remaining assets.



        In addition, the Class B Common Stock is not automatically convertible and will be automatically converted into Class A Common Stock on a 1-for-1 basis upon the occurrence of any of the following events:



               (a) The Corporation (or 50% or more of its stock or assets) is acquired by a person or an affiliated group by merger, reverse triangular merger, private stock sale, direct stock issuance, consolidation or otherwise;

               (b) The Corporation sells, leases, or exclusively licenses all or substantially all of its assets (excluding sales of inventory in the ordinary course of business);

               (c) The Corporation reports for any fiscal year revenues from operations equal to $10,000,000 or more and reports for such fiscal year EBITDA (earnings before interest, taxes depreciation, amortization and extraordinary items) of $2,000,000 or more, as determined in accordance with United States generally accepted accounting principles; or

               (d) The Corporation consummates the sale of its Class A Common Stock in a bona fide, firm commitment underwriting pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $25,000,000 in the aggregate.

POSSIBLE ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS AND STATUTES

BYLAWS


          Our Bylaws state that special meetings of the stockholders may be called by the President, the Board of Directors, or one-fifth of the shares of Class A Common Stock issued and outstanding and entitled to vote at such meeting. In addition, notwithstanding the fact that no vote of the Board of Directors may be required, we are required to submit to the Board of Directors for its review and prior approval (a) the proposed sale of all or substantially all of our assets or any of our subsidiaries, (b) the transfer or licensing of our technology other than in the ordinary course of business,
(c) the making, alteration, amendment or repeal of the Certificate of Incorporation or the Bylaws, or any part thereof, (d) our consolidated annual operating and capital budgets, (e) our consolidated business plan, (f) the occurrence on our part of indebtedness in excess of $5,000,000 in the aggregate, (g) investment in us by another person or entity (h) investments by us in excess of $1,000,000 in the aggregate (i) Capital expenditures in excess of $1,000,000, or (j) execution of any contract that has a total value, over the term of the contract, in excess of $1,000,000. These limitations may defer the calling of a meeting at which a change of control might be effected and may serve to deter potential acquirors.

DELAWARE TAKEOVER STATUTE

         If and when any class of our voting stock is listed on a national securities exchange or The Nasdaq Stock Market or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law which, subject to various exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder--defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock--for a period of three years following the time that such stockholder became an interested stockholder, unless:

         - prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

         - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

         - at or subsequent to such time, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

         Section 203 defines business combination to include:

         - any merger or consolidation involving the corporation and the interested stockholder;

         - any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder and 10% or more of the assets of the corporation;

         - subject to exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

         - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

         - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

TRANSFER AGENT AND REGISTRAR

         Our registrar and transfer agent for the Class A Common Stock is Registrar and Transfer Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Certificate of Incorporation and Bylaws contain provisions authorizing indemnification of and advancement of expenses to officers and directors. The indemnities provided by our charter documents (i) shall continue as to a person who has ceased to be a director or officer, (ii) shall inure to the benefit of his heirs, executors and administrators, and (iii) shall not be deemed to limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, under the Bylaws, by agreement, vote of the stockholders or disinterested directors or otherwise.

         Section 145 of the Delaware General Corporation Law permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law. We purchased and presently maintain insurance on behalf of our officers and directors.

         Franklin Felber is suing us for indemnification under the Delaware General Corporation Law and our charter documents for claims brought against him by us.

FINANCIAL DATA AND SUPPLEMENTARY DATA.

         See attached financial statements beginning on page F-1.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

FINANCIAL STATEMENTS AND EXHIBITS.

         (a) FINANCIAL STATEMENTS FILED AS PART OF THE REGISTRATION STATEMENT.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                          Index to Financial Statements


        Period from January 30, 1998 (inception) to December 31, 1998 and
         December 31, 1999 and the twelve months ended December 31, 1999


                                       CONTENTS

                                                                                                    Page
                                                                                                    ----
Report of Ernst & Young LLP, Independent Auditors....................................................F-2

Financial Statements

Balance Sheets as of December 31, 1998 and December 31, 1999 ........................................F-3

Statements of Operations for the period from January 30, 1998 (inception) to
December 31, 1998 and December 31, 1999 and the twelve months ended December 31, 1999 ...............F-4

Statements of Stockholders' Equity for the period from January 30, 1998
(inception) to December 31, 1998 and the twelve months ended
December 31, 1999 ...................................................................................F-5

Statements of Cash Flows for the period from January 30, 1998 (inception) to
December 31, 1998 and December 31, 1999 and the twelve months ended December 31, 1999................F-7

Notes to Financial Statements........................................................................F-8

             Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Path 1 Network Technologies Inc.

We have audited the accompanying balance sheets of Path 1 Network Technologies Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1999 and for the period from January 30, 1998 (inception) through December 31, 1998 and December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Path 1 Network Technologies Inc. (a development stage company) at December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999 and for the period from January 30, 1998 (inception) through December 31, 1998 and December 31, 1999 in conformity with accounting principles generally accepted in the United States.


/s/ ERNST & YOUNG LLP


San Diego, California
February 10, 2000,
except for Note 6, as to which the date is May 20, 2000,
and except for the second paragraph of Note 6, as to which the date is February 28, 2000, and except for Note 7 and Note 8, as to which the date is April 27, 2000

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                                 Balance Sheets

                                                                                  DECEMBER 31,
                                                                             1999              1998
                                                                          ----------        ----------
ASSETS
Current assets:
   Cash and cash equivalents                                               $453,951          $119,394
   Deposits and prepaid expenses                                             85,932            10,125
                                                                          ----------        ----------
Total current assets                                                        539,883           129,519

Property and equipment, net
   Computer equipment                                                        82,560            65,238
   Furniture and office equipment                                             7,449             7,449
   Accumulated depreciation                                                 (30,419)          (19,012)
                                                                          ----------        ----------
                                                                             59,590            53,675
Investment in Jyra Research, Inc.                                           113,000           128,400
                                                                          ----------        ----------
                                                                           $712,473          $311,594
                                                                          ----------        ----------
                                                                          ----------        ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities                                $282,496           $55,342
                                                                          ----------        ----------
Total current liabilities                                                   282,496            55,342

Commitments and Contingencies

Stockholders' equity:
   Series A convertible preferred stock, $0.001 par value;
     shares authorized - 10; none and 10 shares issued and
     outstanding at December 31, 1999 and 1998, respectively                      -                 -
   Common stock, $0.001 par value; issuable in series:
         Class A - 20,000,000 shares authorized; 6,087,651
             and 5,264,333 shares issued and outstanding at
             December 31, 1999 and 1998, respectively                         6,088             5,264
         Class B - 10,000,000 shares authorized; no shares
             issued or outstanding at December 31, 1999 and
             1998, respectively                                                   -                 -
   Additional paid-in capital                                            10,263,806         3,604,093
   Deferred Compensation                                                 (3,161,591)         (670,539)
   Accumulated other comprehensive loss                                           -           (18,320)
   Deficit accumulated during the development stage                      (6,678,326)       (2,664,246)
                                                                          ----------        ----------
Total stockholders' equity                                                  429,977           256,252
                                                                          ----------        ----------
                                                                           $712,473          $311,594
                                                                          ----------        ----------
                                                                          ----------        ----------


SEE ACCOMPANYING NOTES.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                            Statements of Operations

                                                                      FOR THE PERIOD FROM JANUARY 30,
                                                 YEAR ENDED              1998 (INCEPTION) THROUGH
                                                 DECEMBER 31,                   DECEMBER 31,
                                                    1999                  1998                 1999
                                                -----------           -----------          -----------
Operating expenses:
   Research and development                      $1,347,631           $   661,735           $2,009,366
   Sales and marketing                              359,039               291,698              650,737
   General and administrative                     2,293,082             1,717,936            4,011,018
                                                -----------           -----------          -----------
Total operating expenses                         (3,999,752)           (2,671,369)          (6,671,121)

Interest income, net                                 19,392                 7,123               26,515
Recognized loss on investment in
   Jyra Research, Inc.                              (33,720)                    -              (33,720)
                                                -----------           -----------          -----------
Net loss                                        $(4,014,080)          $(2,664,246)         $(6,678,326)
                                                -----------           -----------          -----------
                                                -----------           -----------          -----------

Net loss per share
(basic and diluted)
                                                $     (0.71)          $     (0.57)
                                                -----------           -----------
                                                -----------           -----------
Weighted average shares used in
computing net loss per share (basic and
diluted)                                          5,678,757             4,712,194
                                                -----------           -----------
                                                -----------           -----------


SEE ACCOMPANYING NOTES.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                       Statements of Stockholders' Equity

   For the period from January 30, 1998 (inception) through December 31, 1999


                                      SERIES A CONVERTIBLE   COMMON STOCK
                                        PREFERRED STOCK         CLASS A          ADDITIONAL
                                       -----------------   ------------------     PAID-IN
                                       SHARES     AMOUNT   SHARES      AMOUNT     CAPITAL
                                       -------    ------  --------    -------   -----------
Balance at inception on
 January 30, 1998                        -         $-            -    $    -    $       -
Issuance of common stock at
  par to founders for cash in
  February 1998                          -          -    3,600,000     3,600       (2,500)
Issuance of Series A convertible
  preferred stock  in exchange for
  stock in Jyra Research, Inc. in
  April 1998                             10         -            -         -      146,720
Issuance of common stock at $0.60
  per share for cash from March
  through May 1998, net of issuance
  costs of $48,426                       -          -    1,664,333     1,664      966,176
Transfer of common stock to employees
  by principal stockholders              -          -            -         -      330,400
Issuance of stock options to
  consultants for services               -          -            -         -       73,351
Deferred compensation related
  to employee stock options              -          -            -         -    2,089,946
Amortization of deferred compensation    -          -            -         -            -
Unrealized loss on investment
  in Jyra Research, Inc.                 -          -            -         -            -
Net loss from inception through
  December 31, 1998                      -          -            -         -            -

                                                                          DEFICIT
                                                       ACCUMULATED      ACCUMULATED
                                                         OTHER          DURING THE       TOTAL
                                          DEFERRED    COMPREHENSIVE     DEVELOPMENT   STOCKHOLDERS'
                                        COMPENSATION      LOSS             STAGE         EQUITY
                                        ------------  ------------      -----------    -----------
Balance at inception on
 January 30, 1998                        $      -      $      -         $         -    $        -
Issuance of common stock at
  par to founders for cash in
  February 1998                                 -             -                   -         1,100
Issuance of Series A convertible
  preferred stock  in exchange for
  stock in Jyra Research, Inc. in
  April 1998                                    -             -                   -       146,720
Issuance of common stock at $0.60
  per share for cash from March
  through May 1998, net of issuance
  costs of $48,426                              -             -                   -       967,840
Transfer of common stock to employees
  by principal stockholders                     -             -                   -       330,400
Issuance of stock options to
  consultants for services                      -             -                   -        73,351
Deferred compensation related
  to employee stock options                (2,089,946)        -                   -             -
Amortization of deferred compensation       1,419,407         -                   -     1,419,407
Unrealized loss on investment
  in Jyra Research, Inc.                        -       (18,320)                  -       (18,320)
Net loss from inception through
  December 31, 1998                             -             -          (2,664,246)   (2,664,246)

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                 Statements of Stockholders' Equity (continued)


                                      SERIES A CONVERTIBLE   COMMON STOCK
                                        PREFERRED STOCK         CLASS A           ADDITIONAL
                                       -----------------   ------------------     PAID-IN
                                       SHARES     AMOUNT   SHARES      AMOUNT     CAPITAL
                                       -------    ------  --------    -------     --------
Balance at December 31, 1998              10          -   5,264,333    5,264      3,604,093
Issuance of common stock at $4.00
 per share for cash from February
 to April 1999, net of issuance
 costs of $82,492                          -          -     419,500      420      1,595,088
Issuance of common stock at
 $8.00 per share for cash from
 June to December 1999, net of
 issuance costs of $51,609                 -          -     126,800      127        962,665
Conversion of Series A preferred
 stock into common stock in
 December 1999                           (10)         -     277,018      277           (277)
Issuance of stock options to
 consultants for services                  -          -           -        -        311,247
Deferred compensation related
 to employee stock options                 -          -           -        -      3,790,990
Amortization of deferred compensation      -          -           -        -              -
Reversal of unrealized loss
 on investment in Jyra
 Research, Inc.                            -          -           -        -              -
Net loss for the year ended
 December 31, 1999                         -          -           -        -              -
                                       -------    ------  ---------   ------    -----------
Balance at December 31, 1999               -      $   -   6,087,651   $6,088    $10,263,806
                                       -------    ------  ---------   ------    -----------
                                       -------    ------  ---------   ------    -----------

                                                                         DEFICIT
                                                        ACCUMULATED    ACCUMULATED
                                                          OTHER         DURING THE        TOTAL
                                          DEFERRED     COMPREHENSIVE   DEVELOPMENT    STOCKHOLDERS'
                                        COMPENSATION       LOSS           STAGE          EQUITY
                                        ------------   -------------   -----------    -------------
Balance at December 31, 1998              (670,539)       (18,320)      (2,664,246)       256,252
Issuance of common stock at $4.00
 per share for cash from February
 to April 1999, net of issuance
 costs of $82,492                               -              -                -      1,595,508
Issuance of common stock at
 $8.00 per share for cash from
 June to December 1999, net of
 issuance costs of $51,609                      -              -                -        962,792
Conversion of Series A preferred
 stock into common stock in
 December 1999                                  -              -                -              -
Issuance of stock options to
 consultants for services                       -              -                -        311,247
Deferred compensation related
 to employee stock options              (3,790,990)            -                -              -
Amortization of deferred compensation    1,299,938             -                -      1,299,938
Reversal of unrealized loss
 on investment in Jyra
 Research, Inc.                                 -         18,320                -         18,320
Net loss for the year ended
 December 31, 1999                              -              -        (4,014,080)   (4,014,080)
                                       ------------    ----------      -----------   -----------
Balance at December 31, 1999           $(3,161,591)            -       $(6,678,326)  $   429,977
                                       ------------    ----------      -----------   -----------
                                       ------------    ----------      -----------   -----------


         SEE ACCOMPANYING NOTES.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                            Statements of Cash Flows

                                                                            FOR THE PERIOD FROM JANUARY 30,
                                                          YEAR ENDED          1998 (INCEPTION) THROUGH
                                                          DECEMBER 31,              DECEMBER 31,
                                                             1999               1998              1999
                                                         -------------      ------------      -------------
OPERATING ACTIVITIES
Net loss                                                 $(4,014,080)       $(2,664,246)      $(6,678,326)
Adjustments to reconcile net loss to net cash used
  in operating activities:
    Depreciation and amortization                             11,407             19,012            30,419
    Amortization of deferred compensation                  1,299,938          1,419,407         2,719,345
    Common stock issued to employees by principal
      stockholders                                                 -            330,400           330,400
    Common stock options issued for services                 311,247             73,351           384,598
    Recognized loss on investment in Jyra Research,
      Inc.                                                    33,720                  -            33,720
    Changes in operating assets and liabilities:
      Deposits and prepaid expenses                          (75,807)           (10,125)          (85,932)
      Accounts payable and accrued liabilities               227,154             55,342           282,496
                                                         -------------      ------------      -------------
Net cash flows used in operating activities               (2,206,421)          (776,859)       (2,983,280)

INVESTING ACTIVITIES
Purchases of property and equipment                          (17,322)           (72,687)          (90,009)
                                                         -------------      ------------      -------------
Net cash flows used in investing activities                  (17,322)           (72,687)          (90,009)

FINANCING ACTIVITIES
Issuance of common stock for cash, net                     2,558,300            968,940         3,527,240
                                                         -------------      ------------      -------------
Net cash flows provided by financing activities            2,558,300            968,940         3,527,240
                                                         -------------      ------------      -------------

Net increase in cash and cash equivalents                    334,557            119,394           453,951
Cash and cash equivalents at beginning of period             119,394                  -                 -
                                                         -------------      ------------      -------------
Cash and cash equivalents at end of period                $  453,951           $119,394          $453,951
                                                         -------------      ------------      -------------
                                                         -------------      ------------      -------------
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
ACTIVITIES:
Issuance of Series A convertible preferred stock
 in exchange for investment in Jyra Research, Inc.        $        -           $146,720          $146,720
                                                         -------------      ------------      -------------
                                                         -------------      ------------      -------------


SEE ACCOMPANYING NOTES.

                      Path 1 Network Technologies Inc.
                        (a development stage company)

                       Notes to Financial Statements

                             December 31, 1999

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS ACTIVITY

Path 1 Network Technologies Inc. (the "Company") was incorporated in Delaware on January 30, 1998 under the name Millennium Network Technologies, Inc. On March 16, 1998, the Company changed its name to Path 1 Network Technologies Inc.

The Company is engaged in the development of proprietary, internet protocol based, network technology which when developed, will manage and alleviate network traffic, enabling simultaneous computer, telephone and video transmissions over one line with improved quality of service. From inception to date, management of the Company has devoted substantially all of its efforts in organizing the Company and raising capital necessary to fund planned operations and conducting product development. Accordingly, at December 31, 1999, the Company is considered to be in the development stage.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of conducting business. In the period from January 30, 1998 (inception) through December 31, 1999, the Company incurred losses totaling $6,678,326. The Company's ability to transition from the development stage and ultimately, to attain profitable operations, is dependant upon obtaining sufficient working capital to complete the successful development of its technology, achieving market acceptance of such technology and achievement of sufficient levels of revenue to support the Company's cost structure. Management believes that the funds necessary to meet its planned capital and operating requirements for the next twelve months will be raised either from equity or debt financing. However, there can be no assurances that required equity or debt financing will be available on terms acceptable to the Company, if at all. Without additional financing, the Company will be required to delay, reduce the scope of and eliminate one or more of its research and development projects and significantly reduce its expenditures on infrastructure.

                      Path 1 Network Technologies Inc.
                        (a development stage company)

                  Notes to Financial Statements (Continued)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents. As of December 31, 1999, cash and cash equivalents consist primarily of cash deposits in a money market account.

PROPERTY AND EQUIPMENT

Property and equipment consists primarily of computer equipment and is stated at cost. Depreciation is calculated using the straight-line method over an estimated useful life of two years.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenditures are charged to expense as incurred. The Company generally expenses amounts paid to obtain patents or acquire licenses, as the ultimate recoverability of the amounts paid is uncertain.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that effect the amounts reported in the financial statements. Actual results could differ from those estimates.

STOCK OPTIONS

The Company has elected to follow Accounting Principles
Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related Interpretations in accounting for its employee stock options because, as discussed in Note 4, the alternative fair value accounting provided under Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, requires the use of option valuation models that were not developed for use in valuing employee stock options.

Deferred compensation is recognized for options granted to employees to the extent the exercise price is less than the fair value at date of grant. Deferred compensation is amortized as the underlying options vest.

Compensation charges for options granted to non-employees has been determined in accordance with SFAS No. 123 and EITF 96-18 as the fair value of the consideration received or the fair value of equity instruments issued, whichever is more reliably measured. Charges for options granted to non-employees are periodically remeasured as the underlying options vest.

The Company has disclosed the pro forma effect of using the fair value based method to account for its employee stock-based compensation.

NET LOSS PER SHARE

The Company computes net loss per share following SFAS No. 128, EARNINGS
PER SHARE and SEC Staff Accounting Bulletin No. 98("SAB 98"). SFAS 128 requires the presentation of basic and diluted income (loss) per share amounts. Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and common shares issuable on assumed conversion of Series A preferred stock, are included in diluted net income (loss) per share to the extent these shares are dilutive. Common equivalent shares are not included in the computation of dilutive net loss per share for the year ended December 31, 1999 and the period January 30, 1998 (inception) to December 31, 1998 totaling 1,216,642 and 1,078,518, respectively, because the effect would be anti-dilutive.

Under the provisions of SAB 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

                      Path 1 Network Technologies Inc.
                        (a development stage company)

                  Notes to Financial Statements (Continued)

2. INVESTMENT IN JYRA RESEARCH, INC.

On March 16, 1998, the Company entered into an agreement with Jyra Research, Inc. ("Jyra"), a publicly-held, United Kingdom based company, which is in the business of developing network monitoring software. The agreement provided for Jyra to make a strategic investment in the Company and for the Company to make a strategic investment in Jyra.

Under this agreement the Company exchanged ten shares of its Series A Preferred stock for 16,000 restricted common shares of Jyra. The agreement became effective on April 21, 1998. On December 7, 1999, Jyra converted its Series A Preferred stock into 277,018 shares of the Company's Class A common stock.

The common stock received from Jyra is restricted from sale by the Company for one year from the date of issuance. The Company's management determined that the fair value of the Jyra shares was more readily determinable than the fair value of the Company's Series A Preferred stock on the date of the agreement. Accordingly, the Company recorded the value of the Series A Preferred stock issued in this non-monetary exchange based on the fair value of the Jyra common shares on the date of the agreement. The fair value of the Jyra shares was determined based on the closing market price as reported on the NASD's OTC Bulletin Board on the date of the transaction.

At December 31, 1999, the Company determined that the decline in the fair market value of its investment in Jyra was other than temporary and classifies its investment as available for sale under SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. As a result, the Company has recognized a loss on this investment of $33,720 during 1999.


3. COMMITMENTS

LEASES

The Company leases its office facility under an operating lease agreement which expires in May 2002. The lease is payable in monthly installments of $8,431, subject to annual rate increases. Rent expense totaled $125,751 for the year ended December 31, 1999, $27,904 for the period from January 30, 1998 (inception) through December 31, 1998 and $153,655 for the period from inception to December 31, 1999.

                      Path 1 Network Technologies Inc.
                        (a development stage company)

                  Notes to Financial Statements (Continued)

3. COMMITMENTS (CONTINUED)

Annual future minimum lease obligations for operating leases as of December 31, 1999 are as follows:

      Year ending December 31,
      2000                                 $106,024
      2001                                  106,024
      2002                                   44,177
                                           ---------
      Total                                $256,225
                                           ---------
                                           ---------

4. STOCKHOLDERS' EQUITY

FOUNDERS STOCK

On January 31, 1998, the Company issued 3,600,000 shares of common stock to the Company's founders for $1,100 in cash.

STOCK SPLIT

On March 15, 1998 the Board of Directors authorized a 3,600 to 1 stock split of all outstanding common stock. All share and per share amounts and stock option data within the financial statements have been restated to reflect the stock split.

AUTHORIZED SHARES

On March 16, 1998, the Company amended its Certificate of Incorporation to increase the Company's authorized shares of common stock to 20,000,000 and to authorize ten shares of preferred stock. The common and preferred shares were authorized with a par value of $0.001 per share.

On April 13, 1999, the Company amended its Certificate of Incorporation to authorize 10,000,000 shares of Class B Common Stock with a par value of $0.001 per share, and classify the Company's existing common stock as Class A common stock.

                      Path 1 Network Technologies Inc.
                        (a development stage company)

                  Notes to Financial Statements (Continued)

4. STOCKHOLDERS' EQUITY (CONTINUED)

CONVERTIBLE PREFERRED STOCK

On December 7, 1999, Jyra converted ten shares of the Company's Series A Preferred stock, that was authorized on March 15, 1998 by the Company's Board of Directors, into 277,018 shares of the Company's Class A common stock. The Series A Preferred stock was convertible nine months after issuance at the option of the holder or the Company.

CLASS B COMMON STOCK

The Class B Common Stock has no voting rights and the holders are not entitled to receive any dividends. Class B Common Stock will convert into shares of Class A Common Stock, on a one-for-one basis, upon the occurrence of certain events.

PRIVATE PLACEMENT OFFERINGS

In May 1998, the Company completed a Private Placement offering under which it sold 1,614,833 shares of common stock at $0.60 per share to accredited investors, resulting in net cash proceeds totaling $967,840. In connection with the offering, the Company issued 49,500 Class A common shares to brokers as payment for finders fees and incurred other offering related expenses of $18,726.

In April 1999, the Company completed a Private Placement Offering under which it sold 419,500 shares of common stock at $4.00 per share to accredited investors, resulting in net cash proceeds totaling $1,595,508. In connection with the offering, the Company granted options for the purchase of 20,975 shares of Class A common stock with an exercise price of $4.00 per share through May 2009, to brokers as payment for finders fees and incurred other offering related expenses of $82,492.

In December 1999, the Company completed a Private Placement Offering under which it sold 126,800 shares of common stock at $8.00 per share to accredited investors, resulting in net cash proceeds totaling $962,792. These shares were purchased in an arms length transaction by private and institutional investors, none of whom had a significant beneficial interest before the placement. Further, none of these investors are affiliates of the Company. These shares are also subject to resale restrictions for one year as they were purchased in a private transaction. The cash proceeds of $8.00 per share were the highest price the Company was able to negotiate and still attract the funds. The resulting discount in price from the average price of OTC-Bulletin Board transactions for the period represents the associated discount for the resale restriction and the block of stock being offered. In connection with the offering, the Company will grant options for the purchase of 6,250 shares of Class A common stock with an exercise price of $8.00 per share through December 2006, to brokers as payment for finders fees and incurred other offering related expenses of $51,609.

                      Path 1 Network Technologies Inc.
                        (a development stage company)

                  Notes to Financial Statements (Continued)

4. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTION PLAN

On August 3, 1999, the Company adopted the 1999 Stock Option/Stock Issuance Plan (the "Plan") which provides for the grant of incentive and nonstatutory stock options of Class B common stock to employees, directors or consultants of the Company. The Plan authorizes the Company to issue up to 1,500,000 shares of Class B common stock. The Plan provides that incentive stock options will be granted at no less than the fair value of the Company's common stock as determined by the Board of Directors at the date of the grant. The options generally vest and become exercisable either immediately or over one to four years. Generally, any unvested shares underlying exercised options will be canceled in the event of termination of employment or engagement. Options expire no more than ten years after the date of grant, or earlier if the employment terminates.

Prior to the adoption of the 1999 Plan, the Company granted nonstatutory stock options of Class A common stock to employees, directors or consultants of the Company. The options generally vest and become exercisable either immediately or over one to four years. Options expire no more than ten years after the date of grant, or earlier if the employment terminates.

The following table summarizes stock option activity of which only the Class B option activity was under the Plan.

                                               CLASS A  WEIGHTED     CLASS B   WEIGHTED
                                               STOCK    AVERAGE       STOCK    AVERAGE
                                               OPTION   EXERCISE     OPTION    EXERCISE
                                               SHARES    PRICE       SHARES     PRICE
                                              --------  --------   ---------   --------
Balance at January 1, 1998 (inception)              -   $      -           -   $      -
   Granted                                    826,500       0.66           -          -
   Exercised                                        -          -           -          -
   Cancelled                                  (25,000)      0.60           -          -
                                              --------  --------   ---------   --------
Balance at December 31, 1998                  801,500       0.66           -          -
   Granted                                    128,475       1.70     495,000       2.33
   Exercised                                        -          -           -          -
   Cancelled                                  (38,889)      2.00    (169,444)      2.00
                                              --------  --------   ---------   --------
Balance at December 31, 1999                  891,086   $   0.75     325,556   $   2.51
                                              --------  --------   ---------   --------
                                              --------  --------   ---------   --------
Exercisable at December 31, 1999              631,859   $   0.76      88,040   $   2.50
                                              --------  --------   ---------   --------
                                              --------  --------   ---------   --------

As of December 31, 1999, 1,174,444 shares are available for future grant under the Plan.

                      Path 1 Network Technologies Inc.
                        (a development stage company)

                  Notes to Financial Statements (Continued)

4. STOCKHOLDERS' EQUITY (CONTINUED)

Exercise prices and weighted average remaining contractual life for the options outstanding as of December 31, 1999 are as follows:

                                     Weighted                                     Weighted
                                     Average                                       Average
                                     Remaining       Weighted                 Exercise Price of
                    Number       Contractual Life    Average       Options         Options
Exercise Price    Outstanding       (in years)       Exercise     Exercisable    Exercisable
                                                      Price
--------------    -----------    ----------------    ---------    -----------  -------------------
CLASS A
     $0.60           834,000           6.07            $0.60         591,457          $0.60
     $2.00            11,111           9.28            $2.00          11,111          $2.00
     $2.50            25,000           5.69            $2.50           8,316          $2.50
     $4.00            20,975           9.33            $4.00          20,975          $4.00

CLASS B
     $2.00           255,556           7.58            $2.00          69,445          $2.00
     $4.35            70,000           6.76            $4.35          18,595          $4.35
                   ---------         --------         -------        -------        ---------
                   1,216,642           6.59            $1.33         719,899          $0.97
                   ---------         --------         -------        -------        ---------
                   ---------         --------         -------        -------        ---------


STOCK-BASED EMPLOYEE COMPENSATION

The Company has adopted the disclosure-only provision of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Accordingly, no compensation expense has been recognized for the stock options issued to employees or directors in accordance with SFAS No. 123. If compensation expense had been determined consistent with SFAS No. 123, as compared to the intrinsic method in accordance with APB 25, the Company's net loss would have been changed to the following pro forma amounts:

                                              1999               1998
                                           ------------      ------------
    Net loss, as reported                  $(4,014,080)      $(2,664,246)
    Net loss, pro forma                     (4,147,422)       (2,773,926)

    Net loss per share, as reported        $     (0.71)      $     (0.57)
    Net loss per share, pro forma          $     (0.73)      $     (0.59)


The effects are not likely to be representative of the effects on pro forma net income or loss in future years.

                      Path 1 Network Technologies Inc.
                        (a development stage company)

                  Notes to Financial Statements (Continued)

4. STOCKHOLDERS' EQUITY (CONTINUED)

The fair value of options granted in 1998 and 1999 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected life of three to four years; expected dividend yield of zero percent; expected volatility of 100 percent; and risk-free interest rate of six percent. The weighted-average fair value of the options granted to employees during 1999 and the period from January 30, 1998 to December 31, 1998 to employees were $10.82 and $3.19, respectively.

For the year ended December 31, 1999 and for the period January 30, 1998 to December 31, 1998, the Company amortized $311,247 and $73,351, respectively, to research and development expense related to options granted under consulting agreements. At December 31, 1999 and 1998 the Company had 55,145 and 22,392 options exercisable by non-employees, respectively. Compensation expense for non-employees is recorded based on estimated vesting, remeasured upon actual vesting date and period end, and fair market value of common stock on the OTC Bulletin Board. Using the Black-Scholes option pricing model and the following assumptions: expected life of three to four years, expected dividend yield of zero percent, expected volatility of 100 percent, and risk-free interest rate of six percent.

For the year ended December 31, 1999 and for the period January 30, 1998 to December 31, 1998, the Company amortized $1,299,938 and $1,419,407, respectively, to general and administrative expense related to options granted to employees below fair market value.

On June 18, 1998, the principal stockholders of the Company transferred on a pro-rata basis 224,000 shares of their holdings of the Company's common stock to an employee. The fair value of the Company's stock on the date of transfer was $0.60 per share, resulting in compensation expense of $134,400 during the period ended December 31, 1998.

On September 16, 1998, the principal stockholders of the Company transferred on a pro-rata basis 56,000 shares of their holdings of the Company's common stock to an employee. The fair market value of the Company's stock on the date of transfer was $3.50 per share, resulting in compensation expense of $196,000 during the period ended December 31, 1998.

5. INCOME TAXES

Significant components of the Company's deferred tax assets are shown below. A valuation allowance of $1,570,000 has been recognized at December 31, 1999 to offset the deferred tax assets as realization of such assets is uncertain.


                                                        DECEMBER 31
                                                   1999             1998
                                                ---------        ----------
  Deferred tax assets:
     Net operating loss carryforwards          $ 1,369,000        $ 413,000
     Research and development credits              133,000           37,000
     Other, net                                     68,000           14,000
                                                ----------        ---------
  Total deferred tax assets                      1,570,000          464,000
  Valuation allowance for deferred tax assets   (1,570,000)        (464,000)

                                                ----------        ---------
    Net deferred tax assets                     $        -        $       -
                                                ----------        ---------
                                                ----------        ---------

                      Path 1 Network Technologies Inc.
                        (a development stage company)

                  Notes to Financial Statements (Continued)

5. INCOME TAXES (CONTINUED)

At December 31, 1999, the Company has federal and California net operating loss carryforwards of approximately $3,435,000 and $2,894,000, respectively. The federal and California tax loss carryforwards will begin expiring in 2018 and 2006, respectively unless previously utilized. The Company also had federal and California research tax credit carryforwards of approximately $98,000 and $54,000, respectively, which will begin to expire in 2013 unless previously utilized.

Pursuant to Internal Revenue Code Sections 382 and 383, the annual use of the Company's net operating loss carryforwards may be limited in the event of a cumulative change in ownership of more than 50% which occurs within a three year period. However, the Company does not believe such limitation will have a material impact upon the utilization of these carryforwards.

6. RECENT EQUITY TRANSACTIONS

In connection with a Private Placement Offering of up to 1,250,000 shares of Class A common stock between January 1, 2000 and February 21, 2000, the Company sold 475,000 shares of Class A common stock at $8.00 per share to investors, resulting in net cash proceeds totaling approximately $3,600,000. Of the net proceeds, approximately $800,000 was restricted and subject to refund due to the inclusion by several investors of additional terms not agreed upon by the Company in their respective subscription agreements. After negotiation, these investors withdrew their demands for inclusion of these terms and voluntarily executed our form subscription agreements, thus lifting the restriction on the funds. From April 20, 2000 through May 20, 2000, all restrictions on the Class A common stock were waived. These shares were purchased in an arms length transaction by private and institutional investors, none of whom had a significant beneficial interest before the placement. These shares are also subject to resale restrictions for one year as they were purchased in a private transaction. The cash proceeds of $8.00 per share was the highest price the Company was able to negotiate and still attract $3,600,000. The resulting discount in price from the average price of pink-sheet transactions of $12.17 represents the associated discount for the resale restriction and the large block of stock being offered. In Connection with the offering through February 21, 2000, the Company will grant options for the purchase of 23,750 shares of Class A common stock with and exercise price of $8 per share through February 2007, as payment for finders fees and incurred other offering expenses of $190,000.


In February 2000, a total of 193,914 Class B common stock options were granted to employees and consultants which will vest over terms of up to four years. These options were granted at an exercise price of $4.35 per share. The Company will recognize deferred compensation expense for grants to employees to the extent the exercise price is less than the fair value of date of grant. The Company will recognize compensation charges in accordance with EITF 96-18 related to options granted to consultants as the underlying options vest.


7. TRANSACTIONS WITH LEITCH TECHNOLOGY CORPORATION

In April 2000, the Company sold 1,250,000 shares of its Class A common stock in a private placement to Leitch Technology Corporation ("Leitch") for $8 per share, resulting in gross proceeds of $10,000,000. The Company also received 200,000 shares of Leitch common stock with a fair value at the date of the transaction of $3,096,623. Leitch's common stock is publicly traded on the Toronto Stock Exchange under the symbol "LTV". In conjunction with the private placement, the Company entered into a technology license agreement with Leitch and provided Leitch a non-exclusive worldwide license (except as to TrueCircuit technology designed for the professional video market, which is subject to an exclusive license in favor of Leitch) to utilize the Company's intellectual property to develop and sell products which incorporate its TrueCircuit technology. These shares were purchased by Leitch in an arms length transaction. The shares are subject to resale restrictions for one year as they were purchased in a private transaction. The cash proceeds of $8.00 per share along with the common stock received from Leitch was the highest value the Company was able to negotiate and still attract $10,000,000 in cash and stock valued at $3,096,623. The resulting discount in price from the pink-sheet transaction price of $16.00 represents the associated discount for the resale restriction and the large block of stock being offered.

8. LEGAL PROCEEDINGS

On September 20, 1999, a complaint by the Company was filed against certain stockholders and their affiliates for breach of oral contract, professional negligence, breach of fiduciary duty, constructive trust, breach of the covenant of good faith and fair dealing and unfair business practice, primarily in connection with the allocation of founders stock of the Company. On November 29, 1999, Dr. Felber, who was a defendant in the September 20, 1999 complaint, filed a cross-complaint against the Company, certain directors of the Company and Jyra alleging fraud, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and misrepresentation in connection with the exercise in July 1999 by Jyra's assignees of Jyra's arrangement to purchase from this stockholder for $4.00 per share, 255,640 shares of the Company's Class A common stock.

In April 2000, in conjunction with the Leitch transaction, this complaint and all counterclaims arising out of it were resolved as to all parties other than Dr. Felber. Leitch purchased 1,655,000 shares of Class A Common Stock from Rona Berns and James Berns. The parties released the original complaint and all counterclaims against each other and certain directors of Path 1. Leitch's purchase of Berns' shares was at less than the US$8.00 per share that was received by Path 1 for its newly issued shares. Thus, Path 1 has not recorded any expense related to the settlement of this litigation, other than legal fees incurred.

                      Path 1 Network Technologies Inc.
                        (a development stage company)

                  Notes to Financial Statements (Continued)

8. LEGAL PROCEEDINGS (CONTINUED)

This remaining litigation is in the early stages and the Company has not yet determined the potential financial impact. However, there can be no assurance that it may not have a material adverse impact on the Company's financial position and results of operations.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                            Condensed Balance Sheets

                                                                          MARCH 31,         DECEMBER 31,
                                                                            2000               1999
                                                                        -----------        -----------
                                                                         (Unaudited)
ASSETS
Current assets:
   Cash and cash equivalents                                            $ 2,178,425        $   453,951
   Restricted cash subject to refund to investors                           800,000                  -
   Deposits and prepaid expenses                                             68,995             85,932
                                                                        -----------        -----------
Total current assets                                                      3,047,420            539,883

Property and equipment, net                                                 118,348             59,590
Investment in Jyra Research, Inc.                                            63,680            113,000
                                                                        -----------        -----------
                                                                        $ 3,229,448        $   712,473
                                                                        -----------        -----------
                                                                        -----------        -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities                             $   593,073        $   282,496
                                                                        -----------        -----------
Total current liabilities                                                   593,073            282,496

Commitments and Contingencies

Stockholders' equity:
   Series A convertible preferred stock, $0.001 par value;
     shares authorized - 10; no shares issued or
     outstanding at March 31, 2000 and December 31, 1999,
     respectively                                                                 -                  -
   Common stock, $0.001 par value; issuable in series:
         Class A - 20,000,000 shares authorized; 6,562,651
             and 6,087,651 shares issued and outstanding at
             March 31, 2000 and December 31, 1999,
             respectively                                                     6,563              6,088
         Class B - 10,000,000 shares authorized; no shares
             issued or outstanding at March 31, 2000 and
             December 31, 1999, respectively                                      -                  -
   Additional paid-in capital                                            16,873,701         10,263,806
   Deferred Compensation                                                 (4,599,565)        (3,161,591)
   Accumulated other comprehensive loss                                           -                  -
   Deficit accumulated during the development stage                      (9,644,324)        (6,678,326)
                                                                        -----------        -----------
Total stockholders' equity                                                2,636,375            429,977
                                                                        -----------        -----------
                                                                        $ 3,229,448        $   712,473
                                                                        -----------        -----------
                                                                        -----------        -----------


SEE ACCOMPANYING NOTES TO CONDENSED FINANCIAL STATEMENTS.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                       Condensed Statements of Operations
                                 (Unaudited)

                                                   FOR THE THREE MONTHS ENDED            FOR THE PERIOD FROM
                                                            MARCH 31,                JANUARY 31, 1998 (INCEPTION)
                                                    2000                 1999           THROUGH MARCH 31, 2000
                                                -----------          -----------     ----------------------------
Operating expenses:
   Research and development                     $ 1,477,401           $  541,371             3,486,767
   Sales and marketing                              677,049               41,995             1,327,786
   General and administrative                       780,301              152,062             4,791,319
                                                -----------          -----------            ----------
Total operating expenses                         (2,934,751)            (735,428)           (9,605,872)

Interest income, net                                 18,073                1,058                41,588
Recognized loss on investment in
   Jyra Research, Inc.                              (49,320)                   -               (80,040)
                                                -----------          -----------            ----------
Net loss                                        $(2,965,998)         $  (734,370)           (9,644,324)
                                                -----------          -----------            ----------
                                                -----------          -----------            ----------

Net loss per share
(basic and diluted)                             $     (0.47)         $     (0.14)
                                                -----------          -----------
                                                -----------          -----------
Weighted average shares used in
computing net loss per share (basic and
diluted)                                          6,325,151            5,387,666
                                                -----------          -----------
                                                -----------          -----------


SEE ACCOMPANYING NOTES TO CONDENSED FINANCIAL STATEMENTS.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                   Condensed Statement of Stockholders' Equity
                                 (Unaudited)


                                      SERIES A CONVERTIBLE   COMMON STOCK
                                        PREFERRED STOCK         CLASS A           ADDITIONAL
                                       -----------------   ------------------     PAID-IN
                                       SHARES     AMOUNT   SHARES      AMOUNT     CAPITAL
                                       -------    ------  --------    -------     --------
Balance at December 31, 1999               -      $   -   6,087,651   $6,088    $10,263,806
Issuance of common stock at
 $8.00 per share for cash from
 January to February 2000, net of
 issuance costs of $203,000                -          -     475,000      475      3,596,525
Issuance of stock options to
 consultants for services                  -          -           -        -      1,148,294
Deferred compensation related
 to employee stock options                 -          -           -        -      1,865,076
Amortization of deferred compensation      -          -           -        -              -
Net loss for the three months ended
 March 31, 2000                            -          -           -        -              -
                                       -------    ------  ---------   ------    -----------
Balance at March 31, 2000                  -      $   -   6,562,651   $6,563    $16,873,701
                                       -------    ------  ---------   ------    -----------
                                       -------    ------  ---------   ------    -----------

                                                                         DEFICIT
                                                        ACCUMULATED    ACCUMULATED
                                                          OTHER         DURING THE        TOTAL
                                          DEFERRED     COMPREHENSIVE   DEVELOPMENT    STOCKHOLDERS'
                                        COMPENSATION       LOSS           STAGE          EQUITY
                                        ------------   -------------   -----------    -------------
Balance at December 31, 1999           $(3,161,591)    $       -     $(6,678,326)    $  429,977
Issuance of common stock at
 $8.00 per share for cash from
 January to February 2000, net of
 issuance costs of $203,000                     -              -                -      3,597,000
Issuance of stock options to
 consultants for services                       -              -                -      1,148,294
Deferred compensation related
 to employee stock options              (1,865,076)            -                -              -
Amortization of deferred compensation      427,102             -                -        427,102
Net loss for the three months ended
 March 31, 2000                                  -             -        (2,965,998)   (2,965,998)
                                       ------------    ----------      -----------   -----------
Balance at March 31, 2000              $(4,599,565)    $       -       $(9,644,324)  $ 2,636,375
                                       ------------    ----------      -----------   -----------
                                       ------------    ----------      -----------   -----------


         SEE ACCOMPANYING NOTES TO CONDENSED FINANCIAL STATEMENTS.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                       Condensed Statements of Cash Flows
                                  (Unaudited)

                                                                                                               FOR THE PERIOD
                                                                                                              FROM JANUARY 31,
                                                                    FOR THE THREE MONTHS ENDED                 1998(INCEPTION)
                                                                             MARCH 31,                        THROUGH MARCH 31,
                                                                     2000                 1999                     2000
                                                                 -------------         --------------         ----------------
OPERATING ACTIVITIES
Net loss                                                         $ (2,965,998)         $  (734,370)            $   (9,644,324)
Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization                                       7,379                2,851                     37,798
    Amortization of deferred compensation                             427,102              296,000                  3,146,447
    Common stock issued to employees by principal                         -
       stockholders                                                                                                   330,400
    Common stock options issued for services                        1,148,294               28,000                  1,532,892
    Recognized loss on investment in Jyra Research,
      Inc.                                                             49,320                  -                       83,040
   Changes in operating assets and liabilities:
      Cash restricted subject to refund to investors                 (800,000)                 -                     (800,000)
      Deposits and prepaid expenses                                    16,937                3,495                    (68,995)
      Accounts payable and accrued liabilities                        310,577               45,395                    593,073
                                                                 -------------         --------------         ----------------
Net cash flows used in operating activities                        (1,806,389)            (358,629)                (4,789,669)

INVESTING ACTIVITIES
Purchases of property and equipment                                   (66,137)                 -                     (156,146)
                                                                 -------------         --------------         ----------------
Net cash flows used in investing activities                           (66,137)                 -                     (156,146)

FINANCING ACTIVITIES
Issuance of common stock for cash, net                             (3,597,000)           1,405,504                  7,124,240
                                                                 -------------         --------------         ----------------
Net cash flows provided by financing activities                    (3,597,000)           1,405,504                  7,124,240

Net increase in cash and cash equivalents                           1,724,474            1,046,875                  2,178,425
Cash and cash equivalents at beginning of period                      453,951              119,394                        -
                                                                 -------------         --------------         ----------------
Cash and cash equivalents at end of period                          2,178,425            1,166,269                  2,178,425
                                                                 =============         ==============         ================

SEE ACCOMPANYING NOTES TO CONDENSED FINANCIAL STATEMENTS.


                      Path 1 Network Technologies, Inc.
                        (a development stage company)

                    Notes to Condensed Financial Statements
                                 (Unaudited)

NOTE 1 - General

In management's opinion, the accompanying unaudited financial statements for Path 1 Network Technologies, Inc. (the "Company") for the three month periods ended March 31, 2000 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial statements and include all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of its financial position, results of operations, and cash flows for such periods. However, the accompanying financial statements do not contain all of the information and footnotes required by generally accepted accounting principles for complete financial statements. All such financial statements are unaudited except for the December 31, 1999 balance sheet. These quarterly financial statements should be read in conjunction with the Company's audited financial statements and notes thereto presented herein for the year ended December 31, 1999 and period ended December 31, 1998. Footnotes which would substantially duplicate the disclosures in the Company's audited financial statements for the year ended December 31, 1999 contained herein have been omitted. The interim financial information contained in this filing is not necessarily indicative of the results to be expected for any other interim period or for the full year ending December 31, 2000.

NOTE 2 - Management Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Net Loss Per Share

Basic and diluted net loss per share has been computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," using the weighted-average number of shares of common stock outstanding during the period including any dilutive common stock equivalents.

Common stock equivalents of 1,584,639 and 1,136,018 shares for the three months ending March 31, 2000 and 1999 respectively were excluded from the calculation because of their anti-dilutive effect.

NOTE 4 - Private Placement Offering

In connection with Private Placement Offering of up to 1,250,000 shares of Class A common stock between January 1, 2000 and February 21, 2000, the Company sold 475,000 shares of Class A common stock at $8.00 per share to investors, resulting in net cash proceeds totaling approximately $3,600,000. Of the net proceeds, approximately $800,000 was restricted and subject to refund due to the inclusion by several investors of additional terms not agreed upon by the Company in their respective subscription agreements. After negotiation, these investors withdrew their demands for inclusion of these terms and voluntarily executed our form subscription agreements, thus lifting the restriction on the funds. The restricted cash subject to refund to investors has been segregated in the balance sheet as of March 31, 2000 to reflect the restrictions established in the subscription agreements. From April 20, 2000 through May 20, 2000, all restriction on the Class A common stock were waived. These shared were purchased in an arms length transaction by private and institutional investors, none of whom had a significant beneficial interest before the placement. These shares are also subject to resale restrictions for one year as they were purchased in a private transaction. The cash proceeds of $8.00 per share was the highest price the Company was able to negotiate and still attract $3,600,000. The resulting discount in price from the average price of pink-sheet transactions of $12.17 represents the associated discount for the resale restriction and the large block of stock being offered. In connection with the offering through February 21, 2000, the Company will grant options for the purchase of 23,750 shares of Class A common stock with an exercise price of $8 per share through February 2007, as payment for finders fees and incurred other offering expenses of $190,000.

STOCK OPTIONS

For the period from January 1, 2000 to March 31, 2000, the Company granted 140,289 options to employees at a weighted average exercise price of $4.35 per share. The exercise prices of the options granted were below the estimated fair value, for financial statement purposes, of the underlying common stock on the date of the grant. As a result, the Company recorded deferred compensation of $1,327,485 during this period. The deferred compensation is being amortized to expense over the vesting period of the applicable options. Amortization of deferred totaled $262,522, for the three months ended March 31, 1999.


For the period from January 1, 2000 to March 31, 2000 the Company granted 53,625 options to various consultants at a weighted average exercise price of $4.35 per share. Compensation expense for non-employees is recorded based on estimated vesting, remeasured upon actual vesting date and period end, and fair market value of common stock on the OTC Bulletin Board using the Black-Scholes option pricing model with the following weighted average assumptions; expected life of three to four years; expected dividend yield of zero percent; expected volatility of 100%; and risk-free interest rate of six percent. As a result of the options granted to consultants the Company recorded deferred compensation of $537,591 during this period. The amortization of deferred compensation expense associated with consultant options totaled $164,580 during the three months ended March 31, 2000.


Exhibits
--------
 3.1*             Certificate of Incorporation, as amended

 3.2*             Amended and Restated Bylaws

10.1*             Option Agreement Between Franklin S. Felber and Jyra Research,
                  Inc. dated January 25, 1999.

10.2*             Lock-Up Agreement dated January 25, 1999

10.3*             Lease Agreement between us and Spieker Properties, L.P. dated
                  April 10, 1999

10.4*             Employment Agreement between us and Yendo Hu dated August 31,
                  1999

10.5*             1999 Stock Option/Stock Issuance Plan, as amended

10.6*             Form of Notice of Grant/Stock Option Agreement under the 1999
                  Stock Option/Stock Issuance Plan

10.7* Form of Notice of Grant/Stock Option Agreement other than under the 1999 Stock Option/Stock Issuance Plan

10.8*+            Agreement with Doctor Design, Inc. dated June 4, 1999

10.9*+            Agreement of Purchase and Sale by and between us and Leitch
                  Technology Corporation, dated April 10, 2000.

10.10*            Stockholders' Agreement by and among us, Leitch Technologies
                  Corporation, Ronald D. Fellman, Douglas A. Palmer and
                  Michael T. Elliott dated as of April 10, 2000.

10.11*+           Technology License Agreement between us and Leitch
                  Technology Corporation dated April 10, 2000.

10.12*            Settlement Agreement and Mutual Release dated April 11, 2000.

10.13* Employment Agreement between us and Michael T. Elliott dated April 7, 2000.


+ Confidential Treatment Requested
* Previously Filed


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PATH 1 NETWORK TECHNOLOGIES INC.


Date: June 16, 2000               By     /s/ Michael T. Elliott
                                         ----------------------
                                         Michael T. Elliott
                                         President and Chief Executive Officer